FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  April 28, 2005

ANNUAL INFORMATION FORM

RENEWAL

Form prescribed by National Instrument 51-102F2

ACREX VENTURES LTD. (the "Company")

Corporate Name

April 28, 2005

Date of Annual Information Form

December 31, 2004

Date of Latest Financial Year End

The text of this document consists of the Company's 20F

Annual Report filed with the United States

Securities and Exchange Commission

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   0-50031

ACREX VENTURES LTD.

(Exact name of Registrant as specified in its charter)

ACREX VENTURES LTD.

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1400 - 570 Granville Street, Vancouver, B.C., Canada  V6C 3P1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class

Name of each exchange on which registered

Common voting

Nil

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common voting

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Nil

(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the closing of the period covered by the annual report

Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes

x

No

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17      x

Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

x

 not applicable

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

TABLE OF CONTENTS

Definitions

5

PART   I

5

Item 1.

 Identity of Directors, Senior Management and Advisers

5

Item 2.

 Offer Statistics and Expected Timetable

5

Item 3.

 Key Information

5

A.

Selected financial data

5

B.

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

14

C.

Plan of Operations

21

D.

Property, plants and equipment

22

Item 5.

 Operating and Financial Review and Prospects

22

A.

Operating results

22

B.

Liquidity and capital resources

22

C.

Contractual Obligations

23

D.

Research and development, patents and licences

23

E.

Trend information

23

Item 6.

 Directors, Senior Management and Employees

23

A.

Directors and senior management

23

B.

Compensation

26

C.

Board practices

27

D.

Employees

28

E.

Share ownership

28

Item 7.

 Major Shareholders and Related Party Transactions

28

A.

Major shareholders

28

B.

Related party transactions

29

Item 8.

 Financial Information

29

A.

Financial Statements and Other Financial Information

29

B.

Significant Changes

29

Item 9.

 The Offer and Listing

29

Item 10.

Additional Information

31

A.

Share capital

31

B.

Memorandum and articles of association

31

C.

Material contracts

33

D.

Exchange controls

33

E.

Taxation

33

F.

Dividends and paying agents

35

G.

Statements by Experts

35

H.

Documents on display

35

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

35

Item 12.

Description of Securities Other than Equity Securities

35

PART II

35

Item 13.

Defaults, Dividend Arrears and Delinquencies

35

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

36

Item 15.

Controls and Procedures

36

Item 16 A.

Audit Committee financial expert

36

Item 16 B.

Code of Ethics

36

Item 16 C.

Principal Accountant Fees and Services

36

Item 16 D.

Exemptions from the Listing Standards for Audit Committees

37

Item 16 E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

37

PART III

37

Item 17.

Financial Statements

37

Item 18.

Financial Statements and Exhibits

37

Audited Financial Statements - December 31, 2004                                                                             38

SIGNATURE                                                                                                                                     59

Exhibit Index                                                                                                                                       60

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in this Annual Report and in any other statement made by, or on behalf of the Company, whether or not in future filings with the United States Securities Exchange Commission.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change.  See "Item 3.  Key Information - D. Risk Factors".  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

Definitions

All references in this document to Items, Sections and sub-clauses are to Items, Sections or sub-clauses of this document.  The following names or words used in this Statement have the following described meaning:

"Company" - means Acrex Ventures Ltd.

"Exchange" - means the TSX Venture Exchange, the stock exchange upon which the shares of the Company are listed for trading - which is a successor to the Canadian Venture Exchange, which was, in turn, a successor to the Vancouver Stock Exchange.

"Michaud Joint Venture" means the Joint Venture comprised of the Company and Moneta.

"Michaud Property" means the Michaud Property described in Item 4.B.1.

"Michaud Project" - means the exploration programme which the Company is carrying out on the Michaud Property as described in Item 4.B.1.

"Moneta" means Moneta Porcupine Mines Inc.

"Moneta Agreement" means the agreement between the Company and Moneta relating to the Michaud Property.

"Properties" means the Michaud Property and the Referendum Property.

"Referendum Property" means the Referendum Property described in Item 4.B.2.

"Shares" - means the voting common shares of the Company, both issued and unissued.

PART   I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable for Annual Report - see Item 6A.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.  The Company is not making, or proposing to make, an offering of its securities.

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company's fiscal year-end is December 31.

	Year ended Dec. 31, 2004 $	Year ended Dec. 31, 2003 $	Year ended Dec. 31, 2002 $	Year ended Dec. 31, 2001 $	Year ended Dec. 31, 2000 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(409,347)	(453,279)	(236,855)	(92,248)	(76,257)
Net income (loss)	(409,347)	(453,279)	(236,855)	(92,248)	(76,527)
Net income (loss) from operations per share	(0.03)	(0.05)	(0.04)	(0.029)	(0.022)
Total assets	1,316,305	1,717,723	972,513	24,538	22,598
Net shareholder's equity	1,261,593	1,618,740	957,059	(91,604)	197
Capital Stock	4,931,283	4,879,083	3,876,123	2,590,605	2,515,609
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	3,781,690	3,372,343	2,919,064	2,682,209	2,590,412
No. of shares issued	13,879,491	13,167,616	8,038,616	3,342,216	3,056,516

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.).  The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York.  The following data is provided for the years 1999-2003 on an annual basis - and for the period comprising the months of January - March, 2004 on a monthly basis:

	2004	2003	2002	2001	2000
Rate at period end	1.202	1.2923	1.58	1.5775	1.4995
High rate during each period	1.3957	1.575	1.5997	1.5955	1.4341
Low rate during each period	1.759	1.2923	1.5318	1.4991	1.5593
Average rate for each period	1.30	1.4012	1.5704	1.5490	1.4854

The high and low exchange rates during each of the previous six months:

	October/04	November/04	December/04	January/05	February/05	March/05
High	1.2727	1.2243	1.2414	1.2412	1.2584	1.2463
Low	1.2180	1.1759	1.837	1.2003	1.2314	1.2017

The rate on March 31, 2005 was 1.31.

B.

Capitalization and indebtedness

Omitted - not required for Annual Report

C.

Reasons for the offer and use of proceeds

This item is not applicable as the Company is not involved in making, or proposing to make, an offering of its securities.

D.

Risk factors

The securities of the Company must be considered speculative, generally because of the nature of the Company's business and its stage of development.  In addition to the other information in this Annual Report the following risks should be considered:

(a)

Mineral exploration is a highly risky and speculative business

The Properties are in the exploration stage and without a known body of - or reserves of -commercial ore.  Development of a Property will only proceed upon obtaining satisfactory exploration results.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered on the Properties, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company.

(b)

The Properties contain no economically mineable mineral reserves

The Properties contain no economically mineable mineral reserves.  The probability of an individual prospect ever being found to contain commercially mineable reserves of ore is extremely remote.  It should therefore be considered that it is probable that the Properties do not contain commercially mineable ore reserves and that the funds spent on exploration of the Properties will likely be lost.

(c)

Mineral exploration involves many operating hazards and risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Company proposes to undertake will be subject to all the hazards and risks normally incidental to exploration - which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes.  Although the Company will, when appropriate, secure additional liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(d)

The economics of exploring and developing mineral properties is uncertain and unpredictable due to many factors that can vary

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify development of the deposit, or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(e)

All phases of the Company's work on its properties will be subject to environmental and other Government regulation

All phases of the Company's operations will subject to environmental regulation - pursuant to the laws and regulations of the Provinces of British Columbia and Ontario, Canada.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards may exist on the Property which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Property.

The exploration programmes carried on by the Company on the Michaud Property in 2002 through 2005 - and to be carried on on the Properties in 2005 - do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

The primary environmental requirements while the Company is carrying on surface exploration are that land disturbed be returned, so far as possible, to its previous state, that chemicals not be discharged onto the land or into lakes or streams, that permits be obtained - which are routinely available - before work is commenced which will require trees to be cut or land surfaces to be disturbed, and that exploration sites be cleaned up following the completion of work.

If the Company elects to continue its work by developing underground operations it will have to obtain additional permits.  The difficulty and cost of getting the further permits cannot be predicted or calculated until the features and location of the underground workings are determined.  The Company will likely have to post a bond to cover the costs of the eventual clean-up of the underground works - but the size of - and the cost of obtaining - the bond can also not be predicted at this date.

(f)

Activities by the Company beyond mid-2004 will require the raising of additional financing which the Company may not be able to raise

The Company does not currently have sufficient financial resources to undertake by itself all of its planned or anticipated exploration programmes on the Properties beyond June 30, 2005.  The exploration of the Properties beyond June 30, 2005 will therefore depend on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Properties.   If the Company's exploration programmes are successful, additional financing will be required to develop the Properties and to place them into commercial production.  The ongoing exploration of the Properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company's interests in the Properties.

(g)

Fluctuations in metal prices may have an adverse effect on the Company's ability to raise more funding and on the trading price of the Company's stock and future mineral prices may not support corporate profits

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company's operations cannot be accurately predicted.

(h)

The Company and other parties the Company may deal with are subject to industry competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable properties for exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, have its interest in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programmes.

(i)

Existing and future Governmental regulations may limit the Company's activities or make them economically unattractive

Exploration of the Property will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining law;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property.  To the extent such approvals are required and not obtained, the Company's planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company's operations and prospects.

It is not possible to, at this date, calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations.  Compliance with governmental regulations is included in the Company's regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, regulation compliance.

(j)

The Company has no guarantee of clear title to its mineral claims - and they may be subject to aboriginal claims

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Properties.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute the Company's title to the interests held by it in the Properties and the Properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

The Company's mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt.

(k)

Management of the Company may be inadequate to support expanded future efforts by the Company

The Company does not have any employees and its affairs are managed by its officers with the assistance of its non-executive directors.  Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.  The Company does not have employment contracts with its officers - nor does it maintain key-man life insurance on them.  If Company efforts are expanded, it will have to engage additional support for Management.

(l)

Dilution of existing shareholders will occur if the Company does additional equity financing at prices lower than current trading prices

Because all of the Company's outstanding share purchase options and warrants are exercisable for amounts in excess of the present net book value of the Company's shares, the exercise of the warrants or options will not result in any dilution of the net book value of the outstanding shares.  If the Company, to raise required additional capital, issues shares at prices at less than those prevailing at the time, dilution of the value of the shareholders' interests will occur.

(m)

Conflicts of Interest potentially exist as a result of Company's Directors serving as directors or officers of other mineral exploration companies

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, all of the directors and officers of the Company (except Mr. Powell) are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers of the Company will be governed by the  Business Corporations Act (British Columbia) and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

(n)

Difficulties will exist for U.S. Investors to effect process of service against the Company to enforce the civil liabilities of the Company

Investors may encounter difficulties in enforcing civil liabilities in Canada against the Company and its Directors and Officers.  Because the Company has no establishment or Registered Agent in the United States, and because none of its directors or officers are residents of the United States, Investors residing in the United States will encounter difficulties in enforcing their rights against the Company and its directors and officers and, in particular:

(i)

Service in Canada can be done by serving the required documentation on the Company's registered office address.  To effect service on directors or officers would require personal service on the individuals to be served; provided that in case an individual director or officer appears to be avoiding service an Order might be obtained from the Supreme Court of British Columbia providing for some appropriate alternative form of service;

(ii)

As a practical matter, investors resident in the United States would not be able to enforce judgments obtained in United States courts based on the civil liability provisions of the U.S. Federal Securities laws so long as neither the Company nor its directors or officers have any presence in - or assets in - the United States.

(iii)

Investors resident in the United States who obtain United States judgments based on the civil liability provisions of the US Federal Securities laws can enforce those judgments against the Company or its directors or officers in the jurisdiction in which they reside - presently British Columbia, Canada - by registering the judgment with the Supreme Court of British Columbia.

(iv)

A United States investor can bring an original action against the Company or its directors or officers in the Supreme Court of British Columbia, in Canada, to enforce liabilities against the Company or its directors or officers based on the civil liability provisions of the U.S. Federal Securities laws.  In this instance, investors might be required to prove again the validity of their claims, and may not be able to rely solely on the holding of a United States judgment.

(v)

In either of the instances described in sub-clauses (iii) or (iv) the Company or directors or officers named in the process will be entitled to dispute the process pursuant to their normal rights to dispute any process brought against them.

(vi)

To bring action to enforce a U.S. judgment or to commence an original action in Canada would require the engagement of Canadian legal counsel and the incurring of the costs of doing so.

(o)

History of volatility of the common stock share prices

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price.  The trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration.  There can be no assurance that continued fluctuations in the Company's share price and volume will not occur.

Item 4.

Information on the Company

A.

History and development of the Company

1.

Organization and incorporation of Company

The Company was incorporated under the British Columbia Companies Act August 1, 1969 under the name St. Elias Explorations Ltd. (N.P.L.).  The Company's name was changed to Cutlass Exploration Ltd. (N.P.L.) on October 6, 1972, and to Great Hercules Resources Inc. (N.P.L.) on April 27, 1977.  The name was further changed to Pacific Coast Funding & Resources Inc. April 4, 1979, and then to Alliance Resources Ltd. June 12, 1986.  On February 7, 1994 the name was changed to the present name, Acrex Ventures Ltd.

The Head Office of the Company is located at 9131 Jaskow Gate, Richmond, B.C. V7E 5H6.  The Records and Registered Offices of the Company are located at 1710 - 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

When the name of the Company was changed from Cutlass Exploration Ltd. (N.P.L.) to Great Hercules Resources Inc. (N.P.L.) in April 1977 the then issued shares were consolidated on a 1 new for 25 old basis. When the name of the Company was changed in 1993 from Alliance Resources Ltd. to the present name of the Company the then issued and outstanding shares were consolidated on a 1 new for 5 old basis.

The authorized capital of the Company consists of an unlimited number of common shares without par value.  All of the shares of the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Company.  None of the Company's currently outstanding common shares are subject to any call or assessment.

The only principal capital expenditure by the Company since January 1, 2001  is the $1,039,672 spent on the optioned Michaud Property to December 31, 2004.  The Company has had no divestitures during that period.

The Company is voluntarily registering its shares under the United States Securities Exchange Act of 1934 - to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding - essentially without any long-term success.  Since signing the Agreement relative to the Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has initiated an exploration and drilling program on the Michaud Property - and acquired the agreements relating to the Referendum and Raglan Properties.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com.

3.

Funding during 2004

The Company raised $62,500 in 2004 by private placement financing.  No flow-through shares or units were sold to any United States persons.

B.

Business overview and description

The Company is considered to have only one reportable industry segment - namely mineral exploration - and two geographic segments - namely British Columbia and Ontario, Canada.

1.

The Michaud Project - Moneta Porcupine Mines Inc. agreement

The Company's interest in the Michaud Property is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the "Moneta Agreement") with Moneta Porcupine Mines Inc. ("Moneta") of Timmins, Ontario, Canada.  The Company has exercised rights under the Moneta Agreement by spending more than $1,000,000 on the Property, and thereby acquired a 50% joint venture interest in what was previously described as the westerly portion of the Michaud Property.

The Company and Moneta have settled and signed a Joint Venture Agreement dated November 26, 2004, which governs the operations of the joint venture interests of the parties.  It provides, among other details, that Moneta is the operator of the Moneta Joint Venture so long as it maintains its 50% interest, and that the Company will become the operator if Moneta's interest in the joint venture declines below 50% - which would result in the Company's interest simultaneously increasing to more than 50%.

The Company has expended approximately $1,050,000 on the Michaud Property as of the date of this document.

On about March 16, 2005 the Joint Venture commenced a 6 hole diamond drilling programme on the Michaud Property, which has now been completed.  A total of approximately 2,142 meters was drilled.  The Company is presently awaiting assay results from this programme, which it expects to receive by early May.

By exercising its right to acquire a 50% Joint Venture interest in the westerly portion the Company surrendered its rights to acquire an additional 20% interest in the westerly portion and all of its rights to acquire interests in what was previously described as the easterly portion of the Michaud Property.

If Moneta or the Company wish to sell any of their interests in the Michaud Property the other will have a 30-day first right of refusal to purchase such interests.

2.

Referendum Property

Pursuant to an option agreement dated February 10, 2005 (the "Referendum Agreement") between the Company and Tom Elson Cherry ("Cherry") of Nelson, British Columbia, Canada, the Company has an option to acquire a 100% interest in the Referendum Property, which consists of 15 contiguous mineral claims constituting 53 mineral units covering approximately 850 hectares (2,100 acres) located approximately 20 kilometers west of Nelson in southeastern British Columbia.  Under the terms of the Referendum Agreement, to maintain and exercise the option, the Company has to make cash payments totalling $165,000, $5,000 of which has been paid, $5,000 of which must be paid on or before August 21, 2005, and the remaining $155,000 of which must be paid in five yearly installments on or before February 21st in each of 2006 to 2010.  The Company must also issue 200,000 common shares to Cherry, 50,000 of which have been issued and the remaining 150,000 shares of which must be issued in three yearly installments of 50,000 shares each on or before February 21st in each of 2006 to 2008.

Upon completion of the cash and share payments, the Company will have earned a 100% ownership of the Referendum Property, subject to a 3.0% net smelter returns royalty ("NSR") and the requirement to issue a further 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study on the Referendum Property.  The Company will have the right to purchase 66 2/3% of the NSR from Cherry for $1,000,000 at any time up to 6 months following the date of the commencement of commercial production on the Referendum Property.

The Referendum property is a grassroots property on which little work has been done to date.  Management believes that the Referendum Property may possibly host mineralized deposits, primarily gold and copper.  Subject to weather conditions, the Company intends to conduct an exploration programme in the Spring/Summer of 2005 on the Referendum Property to determine if the Property does in fact host such mineralized deposits.  The programme is expected to cost $106,500.

3.

Michaud Property

(a)

The Property

The Michaud Property is located in Michaud Township, Ontario approximately 100 kilometres east of Timmins and 30 kilometres west of the Ontario - Quebec border.  It is situated within the National Topographic System ("NTS") block 42A/9 and lies within the Larder Lake Mining Division.

The Property is not subject to any known royalties, encumbrances or claims, nor is it subject to any known environmental liabilities.

(i)

2002 Exploration programme

The Company initiated exploration of the Property in June, 2002.  Initially the Company conducted small geophysical programmes on portions of the Property to improve its geological knowledge of the Property and to assist in establishing potential drillsites on those portions.  The Company then initiated a drilling programme, based on existing data.  The drill programme consisted of 9 holes averaging depths of up to 300 meters sub-surface (approximately 950 feet) - for a total of 3,038.5 meters (9,969 feet) - at a cost to the Company of approximately $400,000.  The 9-hole programme was completed and assay results received.  The following is a summary description of the work done in  2002 and the results of that work:

Diamond drilling has outlined significant gold values in association with the two newly interpreted mineralized horizons in the "55" area.  The "55" area is located approximately 1.8 km west of the Southwest Zone.  These two mineralized horizons can be traced continuously through five holes drilled in 1996 - 97 by Barrick Gold Corporation ("Barrick"), a former optionee of the Property and, now, two Company drill holes, covering a strike extent in excess of 350 metres.  The most significant drill intercepts include:  Barrick's 1997 drill hole 97-195 returned 10.08 g/t gold over 4.6m (0.294 oz/t over 15.1 ft.); including a 1.1m interval averaging 24.65 g/t (3.6 ft. averaging 0.719 oz/t), a 0.6m interval averaging 9.32 g/t (2.0 ft. averaging 0.272 oz/t) and a 0.5m interval averaging 19.23 g/t (1.6 ft. averaging 0.561 oz/t) gold.  An altered and mineralized interval in Acrex's hole MA-02-006 averaged 7.5 g/t gold over 6.5m (0.219 oz/t over 21.3 ft.), within a wider 12m interval averaging 4.81 g/t gold (39.4 ft. interval averaging 0.140 oz/t gold).  These mineralized horizons remain open along strike in both directions and to depth.

In the area of the Southwest Zone inferred resource, Barrick had interpreted gold mineralization to be associated with altered metasediments along the southern contact of a Banded Iron Formation (BIF). The Southwest Zone itself was interpreted to be offset southwards, along two northerly trending faults, relative to the nearby South and "04" mineralized zones.  Thus, a large block of ground between the South and "04" zones and to the north of the Southwest Zone was never explored by Barrick.  A reinterpretation of the historic data by Gregory Crowe, V.P. Exploration and Director of the Company, confirmed a disruption of the magnetic signature in this area.  However, the IP chargeability anomaly continues through this untested block of ground between the South and "04" zones.  The Company completed two geological holes in this area and intersected altered and mineralized metasediments in both holes.  The most significant intercept was in hole MA-02-09 which averaged 5.97 g/t over 2.0m (0.17 oz/t over 6.6 ft.), including 0.5m of 20.62 g/t (1.6 ft. of 0.60 oz/t).  Additionally, Moneta, in 2002, reported gold mineralization in association with altered metasediments to the northeast of the Southwest Zone.  This area was previously interpreted to be underlain by mafic and ultramafic volcanics.  This implies that the area to the north and east of the Southwest area of the Property is also highly prospective for gold mineralization.

Two deep drill holes were completed by Barrick in 1996, in the area of the Southwest Zone inferred resource.  These holes returned intercepts of 7.96 g/t over 10.8m at a vertical depth of 600m and 6.0 g/t over 8.5m at a vertical depth of 1000m, highlighting significant depth extensions to the mineralizing system.  Thus the relatively untested areas to the north of, and to depth below, the Southwest Zone have excellent potential for hosting significant gold mineralization.

A highly prospective, reconnaissance exploration target was identified 2.5 km to the west of the "55" area.  This target lies at the interpreted intersection of a north-south structure as identified from the magnetic map and the easterly trending BIF. The target area is associated with a strong magnetic low.

 (ii)

2003/04 exploration programme - and conclusions and recommendations

 The 2003-2004 drilling programme of 11 diamond drill holes, totaling 3,806.6 meters, tested the Iron Formation-meta-sediment stratigraphic interval of the 55 Zone and the Western Zone.  This interval is highly prospective for gold mineralization within Timiskaming clastic strata, over a strike length of about 2.5 kilometers throughout the central part of the Property.  Prior exploration has outlined a number of gold mineralized zones within this meta-greywacke sequence including the easternmost South Zone, the Southwest Zone, 04 Zone, 04 Extension Zone, and 55 Zone and the newly discovered Western Zone.

This favourable prospective stratigraphic interval for potential gold mineralization within the iron formation/meta greywacke sequence extends over 9 kilometers throughout the Property and beyond its eastern and western boundaries.  The 2003-2004 drilling, especially on the Western Zone, suggests that gold mineralization likely extends westerly from the Western Zone to the western boundary of the Acrex claims.

The 2003-2004 drilling programme, augmented by structural studies and geophysical surveys, drill tested portions of the 55 Zone over about 400 meter strike length and delineated a new discovery, the Western Zone, over a strike length of about 400 meters.  Two holes were drilled into the previously established 55 Zone, holds MA-03-10 and MA-03-11.  Nine holes were drilled on geophysical targets to establish the Western Zone, holes MA-03-12 to MA-04-20.  The lateral extent of gold-mineralized Timiskaming sediments in both the 55 Zone and the Western Zone equals that of the extensively drilled Southwest Zone.

The 55 Zone has now been delineated by seven historic holes and two recent infill holes drilled by the Company in 2003.  Hole MA-03-10 cored fractured and carbonatized greywackes at 311.8 meters returning 4.28 meters of 4.37 g/t Au, including 21.73 g/t Au over 0.7 meters.  A shallower quartz-carbonate vein of 0.43 meters at 229.8 meters gave 8.40 g/t Au.  These mineralized intervals can be traced continuously through five 1996-7 Barrick holes and also through the two holes drilled in the 2002 programme.  The strike lengths of the zones extend over more than 350 meters and they are open to the east and to the west.  Hole MA-02-06 averaged 7.5 g/t Au over 6.5 meters within a wider interval of 4.81 g/t Au over 12m thus indicating a westward extension of the mineralization.  This mineralization was encountered in hold MA-03-11 at 281.6 meters over 4.4 meters that averaged 2.31 g/t Au and lies 60 meters west of hole MA-02-06.  The gold bearing horizons are open along strike and depth and are defined by a linear IP chargeability high that will require further drill testing.

The Western Zone has now been delineated by nine drill holes MA-03-12 to MA-04-20 over a strike length of about 400 meters.  Two mineralized horizons, present in holes MA-04-17, MA-04-15 and MA-04-14, appear to coalesce easterly into one gold-bearing interval at MA-04-13 and MA-04-16.  Gold mineralization is present in altered greywackes over widths ranging from 0.9 meters to 2.4 meters with grades ranging from 3.8 g/t Au to 10.59 g/t Au.  Several oblique flat-dipping holes are being drilled across the mineralization to elucidate the geometry of the folder mineralized sediments.

The results of the drilling indicate that the geometry of mineralized zones and distribution and orientation of vein patterns are difficult to discern from surface drill holes and therefore an underground programme of exploration should be considered to evaluate the resource potential of mineralized zones such as the Southwest Zone, in particular.

The drilling results also show that gold mineralization is widespread and appears ubiquitously present in altered greywackes adjacent to the Destor Porcupine Fault Zone wherever these metasediments have been transected by drill holes.  Thus, the 2.8 kilometer interval west of the Western Zone up to the western boundary of the Property, designated as the "891 Area", is considered highly prospective of gold mineralization in Timiskaming strata.

Also, the area of ultramafics that lies immediately north of the South Destor Porcupine Fault Zone along this same 2.8 km interval, may be prospective for gold mineralization - particularly in proximity to the syenite intrusives.

The Company's geological consultants have recommended that the Property be further tested as follows:

(a)

Drill testing of the 2.8 kilometer strike of the 891 Area on the westernmost portion of the Michaud Gold Property is recommended to explore for gold-bearing horizons in this belt of prospective Timiskaming strata.

(b)

Drill testing of the ultramafic rocks, just north of the Timiskaming sediments, and in proximity to the syente bodies is recommended to test for gold mineralization.

(c)

The 891 Area should be surveyed by magnetometer and induced polarization methods to select favourable target areas prior to drilling.

(d)

Further drilling should be carried out in the 55 Zone to elucidate the geometry of the gold-bearing structures in this area and to expand the mineralized intervals to the west, the east and to depth.

(e)

Several holes should be drilled along the Western Zone to discern the geometry of the gold-bearing structures and vein patterns.

A total of 14,000 meters of drilling has been recommended.

It has been recommended that $2,001,000.00 be allocated for this programme for the following:

Technical - Geological Support

$   80,000.00

Drilling NQ, 14,000 m @ $100 per meter

1,400,000.00

Geophysical surveys, IP, magnetometer (40 km)

   100,000.00

Analytical Costs

     60,000.00

Computer Modeling

     40,000.00

Data Compilation and Reporting

     60,000.00

Contingencies @ 15%

   260,000.00

TOTAL:

          $2,000,000.00

(iii)

2005 programme

The Joint Venture conducted a small drill programme consisting of 6 drill holes - for total length of 2.142 meters.  Assay results from the drill core are being awaited.

(b)

Permitting

Moneta - and the Company - foresee no permitting obstacles for summer and  winter drilling and other programmes.  Moneta has carried out drilling programs in the past and monitored the drilling of other operators throughout this area from 1987 to 2001 - and the Company has encountered no difficulties in carrying out its drilling and exploration programmes.  Permits from the Fisheries and Forestry Departments are required if an area of greater than 2500 metres is necessary for stripping. A potential river crossing requires a permit from the Fisheries Department. Normal drill roads, such as those used in the past and such as those envisioned for future drilling require no permits.

(c)

Property - comments re geology and history

The Property is located in Michaud Township, Northern Ontario, Canada approximately 100 km east of Timmins, Ontario and 30 km west of the Quebec - Ontario Provincial border.

Infrastructure near the Property is good, with the east-west paved Highway 101 passing within 3.5 km of the northeastern portion of the claims.  The mineralized areas on the property are accessible by a series of two-wheel and four-wheel drive dirt logging and drill roads.  There is public road access to and over the Property.  Water is abundant and a high-tension hydro line follows Highway 101 to the north of the claims.

The Property covers approximately 9 km of the prolific gold producing Destor-Porcupine Fault, a major structural break or fault zone that extends for over 150 km along strike from Timmins, Ontario in the west to Val d'Or, Quebec in the east.

The first recorded claims in the area were staked in 1944, when an Ontario Department of Mines report suggested the Destor-Porcupine Fault was present in the Michaud area.  A series of companies evaluated the area, completing geological, geochemical, geophysical and drilling surveys.  To 1987, seventy nine drill holes totaling in excess of 6,000m of drilling had been completed.  In 1987, Moneta Porcupine Mines Ltd. carried out geophysical surveys (comprising magnetometer, induced polarization and electromagnetic surveys) followed by diamond and reverse-circulation drilling.  This work led to the discovery of the Southwest, South and "04" Zones of mineralization.  Between 1989 and 1994, the Property was optioned first to UNOCAL Canada Ltd., then to Independence Mining Corporation.

In 1994 the Property was optioned to Lac North America Ltd. (a subsidiary of Barrick Gold Corp.).  Several phases of drilling were completed by Barrick from 1994 to 1996.  Initial metallurgical tests of core samples indicated that gold recoveries to 95% were possible and that the free gold and minor low-sulphide ore could be readily treated at the nearby Barrick Holt-McDermott mill.

Regionally, the Property is underlain by Achaean aged mafic to ultramafic volcanics to the north, in fault contact along the Destor-Porcupine Fault with Temiskaming Group clastic metasediments to the south.  Gold mineralization on the Property is primarily associated with these clastic metasediments along the southern boundary of a banded iron formation marginal to the Destor-Porcupine Fault.

Mineralization in the Southwest area has been documented to a depth of at least 1000m with intercepts of 6.0 g/t over 8.5m occurring within a wider interval of 68m averaging 2.1 g/t gold.  These intercepts highlight the relatively untested depth extensions to the mineralized system, comparable to the current levels of and associated grades being extracted from the nearby Holt-McDermott and Holloway mines.  The bulk of Barrack's 1996 drilling was to depths shallower than 1000 meters, suggesting the system could host additional mineralization at lower depths.

Acrex, after signing the Agreement in 2001, completed a data compilation program followed by geophysical surveys and diamond drilling. The data compilation shed light onto the structural controls to the mineralization and pointed out the roll of folding as well as faulting as probable controls on the distribution of gold.

(d)

Sampling and Analysis

Historical sampling procedures are not fully outlined in the Barrick reporting of its work on the Property. However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting and analyses of samples.

(e)

Security of Samples and Data Verification

The security measures undertaken by previous operators were not detailed in their written reports.  However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting, analyses and security of samples.

Data available to the Company's geological consultants was accessed and examined at Moneta's offices, at a secure core storage facility near Timmins and on the Property itself.  Documentation of this work shows that it was carried out to a good standard of competency and completion.  Paper records such as assay sheets and drill logs, geophysical sections, maps and cross sections are properly archived at Moneta's offices and readily available for inspection. Drill core is well and securely stored in an orderly way and assayed sections of core have been halved by diamond saw and appropriately marked by tags in the boxes.  It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at the storage site.

There appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams. Because of the professional nature of the previous work, the Company's geological consultants have not felt it necessary to collect split-cored samples of mineralised intervals for re-assaying purposes.

The Company and its consultants maintain security with respect to diamond drill core recovered and samples taken, and with respect to all data that is assembled.

(f)

Planned Exploration

The Company - and Moneta - as the Michaud Joint Venture - plan on the continued exploration and evaluation of the Property.   The work will depend on the results received from each phase of work done - and the availability of funding.  It is expected that the work will be essentially as has been recommended - as described in Clause (a)(ii) above.

(g)

General

The expenditures on the Michaud Property to March 31, 2005 were approximately $1,050,000.  They do not involve any divestitures and are not to be considered for principal capital expenditures - although, by making the expenditures, the Company is potentially earning an interest in the Property.

The Company, during the period between June 2002 and March 31, 2005 has tested the Property.  The Company's geological consultants, based on the results received from the testing, have recommended additional exploration and drilling on the Property.  The Company will not be able to carry out any additional large scale programmes without raising additional funding.  In fact, if encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required - which the Company will have to raise.  It is not possible, at this date, to forecast how much additional expenditures on exploration or development work - if any - will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

The Company does not have any employees - other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis.  All other efforts on behalf of the Company are done by consultants and contractors - or by directors and officers.  The Company does not anticipate engaging any employees in the foreseeable future.

The Company does not have any subsidiaries.

C.

Plan of Operations

The Company, under the guidance of its Directors Gregory Crowe P.Geo. and Arthur Troup, P.Eng., and geological consultants it engages from time to time, will continue with the exploration work on the Properties which has been recommended - all of which will be done by contractors.  As results from the various work programmes and drilling are received there will be ongoing analysis of those results and the proposed work programmes will be adjusted from time to time based on the results received, the interpretation of those results and the funds then available.

D.

Property, plants and equipment

The Company does not own any property, plant or equipment - other than minor incidental office equipment items.

Item 5.

Operating and Financial Review and Prospects

A.

Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations.   Because the Company has not carried on any income generating activity during the past three fiscal years its financial statements do not reflect meaningful revenue or income.  The Company has incurred expense each year to maintain itself in existence, to maintain itself in good standing under the requirements of the applicable securities regulatory authorities and, latterly, to negotiate various agreements with respect to its Properties and to conduct exploration work on the Michaud Property.

B.

Liquidity and capital resources

Because of the "start-up" status of the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.  The Company does not have sufficient working capital to carry forth any work on the Property other than the programmes which are expected to be done in 2005.

The Company had working capital as of March 31, 2005 of $295,000.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company's general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.

The Company does not have any material commitments for capital expenditures.  The Company does not have any debt instruments outstanding.  The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company's expenditures to date have satisfied the various conditions necessary to maintain the Company's option agreement with respect to the Michaud Property.  At the date of this document the Company plans only the expenditure of $106,000 on the Referendum Property - for which it has the necessary funds.  The Company anticipates the Michaud Joint Venture will plan further exploration work on the Michaud Property after results are received from the last work that was done on the Property.

The Company's Auditors have, in note 1 to the Audited December 31, 2004 Financial Statements included in this Report, pointed out that the Company's ability to continue its operations and to realize its assets at their full carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its ongoing operating costs.

C.

Contractual Obligations

(a)

To pay its 50% share of any expenditures agreed upon by the Michaud Joint Venture;

(b)

To pay the Company's President, T.J.M. Powell, $9,000 per month for his management services to the Company - pursuant to an unwritten agreement;

(c)

To pay for auditing, accounting, legal, geological or other services rendered to the Company - and for all office costs - pursuant to unwritten agreements.

The Company's contractual obligations and liabilities as of December 31, 2004 were only its outstanding accounts payable, being:

Due on account of drilling on Michaud Property and trade accounts payable - $54,712

The Company has no contingent liabilities.

D.

Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.

E.

Trend information

The Company cannot identify any significant trends which are applicable to it or its plans.  The Company's principal focus in exploring the Property is to discover deposits of gold-bearing ores which would be economically mineable.  The potential economics of a gold mining property are entirely dependent on the price at which gold trades from time to time on the international gold market.  In the period since early 2002 there has been an upward movement in the international price of gold - but Management of the Company is not in a position to predict how long that trend will continue.

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 64 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 81 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies

Carl R. Jonsson Age 70 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 51 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entree Gold Ltd. since July, 2002

Arthur G. Troup Age 61 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant

The Lang Group of Companies are publicly traded companies controlled by Frank A. Lang.  They are Valerie Gold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., and Cream Minerals Ltd.

The following additional information is provided with respect to the Directors and Officers of the Company:

T.J. Malcolm Powell

Mr. Powell, as President, is responsible for managing and leading the Company.  He was appointed Chief Executive Officer November 30, 2001. Mr. Powell does not work full-time for the Company and considers that he spends - and will spend in the foreseeable future - approximately 50% of his time on the affairs of the Company. Mr. Powell does not have any written contractual relationship with the Company.

Mr. Powell has, since November, 1998, acted in an independent contractor capacity, as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies - on a full-time basis until November 30, 2001, and since then on a part-time basis.  Mr. Powell is able to achieve this arrangement as he, the Company and the Laing Group of Companies share office space.

Mr. Powell has been a director and the president of various small public companies since 1985, some of which engaged in minor mineral exploration activities.

While Mr. Powell has no significant experience in managing mineral exploration programs, or a mineral exploration company, he shares office facilities with - or near to - Company Directors Frank A. Lang, Gregory C. Crowe and Arthur G. Troup - all of whom have extensive experience managing mineral exploration programs and mineral exploration companies.  With the advice and input of Messrs. Lang, Crowe and Troup being available to Mr. Powell, for his guidance and assistance, it is not considered that Mr. Powell's relative lack of experience is a risk to the Company or its shareholders.  Mr. Powell also has regular and constant access to and contact with Carl Jonsson who also has experience with respect to mineral exploration and the management of mineral exploration companies.

Frank A. Lang, M.A., P.Eng.

Mr. Lang has no assigned responsibilities except to act as the Chairman of the Board and provide incidental public Company and mineral exploration advice to the Board of the Company and to members of the Company's management.  Mr. Lang was appointed to his positions with the Company on October 2, 2001 and does not expend, or consider that he will be expected to expend, more than 1% of his time on the affairs of the Company.  Mr. Lang has no contractual relationship with the Company.

During the past 5 years Mr. Lang's full-time occupation has been to act as a director and President, CEO and/or Chairman of the Board of the various companies which have comprised the Lang Group of Companies, all of which are involved in mineral exploration.  Mr. Lang has been involved, in one capacity or another, in mineral exploration activities for more than 20 years.

Carl R. Jonsson, LL.B.

Mr. Jonsson's responsibilities are primarily as the lawyer for the Company, and it is incidental to that capacity that he also holds positions as a Director and the Secretary of the Company.  He was also appointed Chief Financial Officer November 30, 2001.  Mr. Jonsson holds a Bachelor of Laws Degree and is a member of the Law Society of British Columbia.  Other than attending at meetings of the Board of Directors and time spent as the Company's Chief Financial Officer, Mr. Jonsson's services are rendered to the Company as a principal of the law firm of Tupper Jonsson & Yeadon.  Mr. Jonsson does not have any other contractual relationship with the Company.  He estimates that he spends 5% of his time on the affairs of the Company - not including the time he spends as the Company's lawyer.

Mr. Jonsson's principal occupation during the past 5 years has been acting as a lawyer and many of his clients have, during that period, been involved in aspects of mineral and natural resource exploration.  Many of Mr. Jonsson's functions during that period have been to advise his clients as to the requirements of the securities regulatory authorities having jurisdiction over them and the stock exchanges upon which their shares have been listed for trading.  Mr. Jonsson has acted primarily as a corporate and securities lawyer for in excess of 35 years and holds directorships in various publicly traded companies, some of which are, or have been, in mineral exploration.

Mr. Jonsson's directorships include positions as a director - and as a member of the Audit Committees - of Comaplex Minerals Corp. ("Comaplex"), Bonterra Energy Income Trust (Bonterra") and Caledonia Mining Corporation ("Caledonia").  Comaplex, the shares of which trade on the TSX Stock Exchange, is head officed in Calgary, Alberta, Canada.  It conducts mineral exploration activities on a number of properties in Iqaluit (one of the Northwest Territories of Canada), and on a property in Mexico.  Bonterra, the Trust Units of which trade on the TSX Stock Exchange, is head officed in Calgary, Canada and is an oil and gas producer.   Caledonia, the shares of which trade on the TSX Stock Exchange and the NASD Over-the-Counter Bulletin Board in the United States, is head officed in Mississauga, Ontario, Canada.  It is carrying on exploration activities in South Africa and East Africa, and has carried on extensive mining exploration activities (during the period Mr. Jonsson has been a director) in Northern Canada, Scotland, Spain, South Africa and East Africa.  Caledonia has operated a mine in Spain and is presently developing a mine for production in South Africa.  Because of Mr. Jonsson's experience through being a director of mineral exploration companies he is able to provide legal, management and financial advice to the Company's Board of Directors and, in particular, to Mr. Powell.

Mr. Jonsson could have potential conflicts of interest relating to his functioning as outside counsel for the Company and his role as a director and officer of the Company.  If Mr. Jonsson or any other director or officer of the Company perceives a conflict of interest Mr. Jonsson would disqualify himself from acting as counsel for the Company and advise the Company to seek independent outside counsel.  To this date, such a situation has never arisen.  Mr. Jonsson would also, as a result of the ethical rules applicable to him as a lawyer in Canada, be required to disqualify himself from acting for the Company in the case of a conflict of interest.

Gregory C. Crowe, M.Sc., P.Geo., P.Geol.

Mr. Crowe, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion - primarily of a geological nature.  Mr. Crowe is a registered P.Geol. in the Province of Alberta and a registered P.Geo. in the Province of British Columbia.  Mr. Crowe, until May, 2002, devoted an estimated 10% of his time to the Company.  For the period between June, 2002 and mid-July, 2002 he was employed full-time in supervising and conducting work on or in relation to the Property.  He was appointed Vice-President Exploration November 30, 2001.   He does not have a written contractual relationship with the Company.

During the past 5 years Mr. Crowe has acted as a geological consultant to numerous companies involved in mineral exploration - and that is still his principal occupation.  Mr. Crowe has been active in mineral exploration for approximately 20 years.  For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation.  Since July, 2002 Mr. Crowe has been the President and Chief Executive Officer of Entree Gold Ltd. - which is conducting a mineral exploration program on a property in Mongolia.

Arthur G. Troup, M.Sc., P.Eng.

Mr. Troup, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion - primarily of a geological nature.  Mr. Troup is a registered Professional Engineer.  Mr. Troup has, since his appointment September 25, 2001, devoted an estimated 5% of his time to the Company.  He does not have a contractual relationship with the Company.

During the past 5 years Mr. Troup has been the Vice-President Exploration of the Lang Group of Companies.  Mr. Troup has been active in mineral exploration for more than 30 years.

B.

Compensation

(a)

T.J. Malcolm Powell was not paid any compensation for services to the Company for the period ending May 30, 2002.  He is now paid $9,000 per month for his management services to the Company.  The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

(b)

Gregory G. Crowe is not paid for his services to the Company as a Director.  However, as he is a professional geologist he has been providing geological services and managing the Company's programme on its property and is paid therefor at a rate of $400 per day - indirectly through his wholly owned private company 647741 B.C. Ltd.

(c)

Carl R. Jonsson is not paid for his services as a director and officer of the Company, per se.  However, he is a senior principal of Tupper Jonsson & Yeadon, the British Columbia, Canada law firm which provides legal services to the Company - which are primarily provided by Mr. Jonsson.  Mr. Jonsson therefore indirectly benefits from the legal fees which the Company pays to Tupper Jonsson & Yeadon.

(d)

Mr. Troup does not receive any cash or cash equivalent compensation for acting as Director of the Company.

(e)

Frank Lang is paid a fee of $2,500 per month for acting as a Director of the Company.

(f)

All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company as follows:

Shares ex. @ $0.30

Shares ex. @ $0.28

Optionees Names

before June 3/07

before Nov. 4/08

  Totals

T.J. Malcolm Powell

200,000

340,000

  540,000

Frank Lang

100,000

  25,000

  125,000

Gregory Crowe

150,000

  75,000

  225,000

Arthur Troup

100,000

100,000

  200,000

Carl R. Jonsson

  50,000

  25,000

    75,000

Robin Relph(1)

140,000

          0

  140,000

TOTALS:

740,000

565,000

1,305,000

(1)

Mr. Relph is not a Director of the Company.

The Company does not provide any pension, retirement or similar benefits to its Directors or Officers - nor is it accruing any liability to them with respect to any such benefits.

C.

Board practices

1.

The Company's Board of Directors has only one committee - the Audit Committee.  The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

2.

All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting.  The next Annual General Meeting of the Shareholders of the Company has been scheduled to be held May 31, 2004.

3.

None of the service contracts under which Directors supply services to the Company have any provisions for individuals receiving benefits on any termination of such contracts.

4.

The members of the Audit Committee - currently comprised of Directors Frank Lang, Arthur Troup and Malcolm Powell - receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term.  Their appointments are not subject to any specific terms of reference.

D.

Employees

The Company does not have any employees - nor has it ever had any employees.

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below - which are the percentage of the Company's 15,079,491 issued shares also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %	Share purchase options held (l)
T.J. Malcolm Powell	1,383,565(2)	9.18	540,000
Frank A. Lang	253,333	1.68	125,000
Carl R. Jonsson	247,125	1.64	75,000
Greg Crowe	23,196	0.15	225,000
Arthur G. Troup	35,100	0.23	200,000

(1)

Details of the options are given in Item 6.B(f).

(2)

Of the shares shown held by Mr. Powell, 208,850 shares are held by him and 1,174,715 are held by Mr. Powell's wholly owned company Arbutus Enterprises Ltd.

During the last three completed fiscal years - January 1, 2001 to December 31, 2003 - the Company has issued shares on a number of different dates for different prices and consideration - as detailed in Item 10.A.3 below.

During the 3 years referred to above there was no change in the voting rights attached to the Shares - nor any other special rights or restrictions attached or changed.  All of the Shares comprising the Company's authorized and issued capital are voting common shares, with each share carrying 1 non-cumulative vote.  All decisions with respect to the issuance of Shares and the terms thereof are by resolution of the Board of Directors of the Company.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

1.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,383,565 shares of the Company, being 9.18% of the issued shares of the Company.  This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years.  Mr. Powell does not hold any voting rights from other shareholders.

2.

The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at March 31, 2005 the Company had 235 shareholders of record of which 218 were resident outside of the United States holding between them 15,048,752 shares, and 17 were resident in the U.S.A. holding between them 30,739 shares.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

(a)

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company since January 1, 2004.

(b)

Certain directors have received compensation - as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2004, with comparative figures shown as of December 31, 2003 and 2004, with attached audit report;

2.

The Company does not have any sales and accordingly the financial statements show no sales revenues.

3.

The Company does not have a dividend policy.

B.

Significant Changes

No significant changes have occurred since the various dates of the financial statements which are exhibited.

Item 9.

The Offer and Listing

A.

The Company is not proposing any offering of its securities.  This Statement is not filed or issued with respect to any proposed offering or listing of its securities, or other distribution of its securities.

B.

Trading of the Company's shares on the Canadian Venture Exchange (now the TSX Venture Exchange) was suspended until May 16, 2002.  The following trading information is given for the period since then for trades on the Exchange.

Monthly periods ending	High - $	Low - $

May 31, 2002

June 30, 2002

July 31, 2002

August 31, 2002

September 30, 2002

October 31, 2002

November 30, 2002

December 31, 2002

January 31, 2003

February 28, 2003

March 31, 2003

April 30, 2003

May 31, 2003

June 30, 2003

July 31, 2003

August 30, 2003

September 30, 2003

October 31, 2003

November 30, 2003

December 31, 2003

January 31, 2004

February 29, 2004

March 31, 2004

April 30, 2004

May 31, 2004

June 30, 2004

July 31, 2004

August 31, 2004

September 30, 2004

October 31, 2004

November 30, 2004

December 31, 2004

January 31, 2005

February 28, 2005

March 31, 2005

	0.43 0.42 0.36 0.28 0.35 0.27 0.21 0.26 0.40 0.26 0.26 0.22 0.22 0.18 0.175 0.20 0.30 0.32 0.33 0.29 0.31 0.30 0.315 0.27 0.20 0.16 0.18 0.27 0.275 0.245 0.245 0.235 0.20 0.20 0.175	0.30 0.34 0.27 0.15 0.17 0.16 0.15 0.15 0.19 0.18 0.20 0.15 0.14 0.135 0.135 0.16 0.185 0.225 0.24 0.19 0.20 0.24 0.22 0.18 0.14 0.15 0.15 0.16 0.205 0.205 0.19 0.185 0.15 0.145 0.115

The shares of the Company trade only on the TSX Venture Exchange - in Canada.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on the date of this Statement there are15,079,491 shares issued - all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

There have not been, during the past three years, any changes in the rights attaching to the Company's shares.  The Company was previously authorized to issue a maximum of 25,000,000 voting common shares.  Effective November 18, 2004 as a result of an Extraordinary Resolution passed by the shareholders, the authorized capital was altered to allow the Company to issue an unlimited number of voting common shares without par value.  There are no resolutions, authorizations or approvals in existence or outstanding pursuant to which any further shares or securities convertible to shares, will be created or issued.

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
2,431,800 - warrants	$0.28	April 30, 2005
162,500 - warrants	$0.25	December 30, 2005
200,500 - warrants	$0.20	March 6, 2006
790,875 - warrants	$0.15	March 24, 2006
740,000 - options	$0.30	June 3, 2007
565,000 - options	$0.28	November 8, 2008

3.

During the  period since December 31, 2003 the Company has issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
250,000	Issued December 30, 2004 pursuant to private placement sale at $0.25 per share
1,210,875	Issued March 24, 2005 at $0.10 per share pursuant to private placement sales
50,000	Issued to Tom Cherry pursuant to option agreement on Referendum Property February 22, 2005

B.

Memorandum and articles of association

1.

The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 88,439 August 1, 1969.  The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia.  Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.   The Memorandum and Articles of the Company can be viewed at its Registered Office in Vancouver, Canada.

2.

The powers and functioning of the Directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation.  They provide:

(a)

 subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;

(b)

the Directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)

there are no limitations on the exercise by the Directors of the Company's borrowing powers;

(d)

there are no provisions for the retirement or non-retirement of Directors under an age limit;

(e)

there is no requirement for a Director to hold any shares in the Company.

3.

As all of the Company's authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.

4.

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 66.666% of the issued shares of the Company attending and voting, and in a separate meeting by a 66.666% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5.

Annual General Meetings are called and scheduled upon decision by the Board of Directors.  The Directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7.

There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8.

There are no bylaw provisions requiring share ownership to be disclosed.  The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9.

There are no provisions in the Company's Memorandum or Articles governing changes in the Company's capital which are more stringent than required by law.

C.

Material contracts

The only material contracts which the Company has entered into, and which are not in the ordinary course of its business within the past 2 years, are:

1.

Joint Venture Agreement dated November 26, 2004 between the Company and Moneta Porcupine Mines Inc. relating to the Michaud Property - described in Item 4.B.1;

2.

Option Agreement dated February 10, 2005 with Tom Cherry relating to the Referendum Property - described in Item 4.B.2.

D.

Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.

Taxation

(i)

Canadian Federal Income Tax Considerations

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention")) as at the date of this Statement.  The summary is restricted to the case of a holder (a "Holder") of one or more common shares of the Company ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends.  A holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares.  Under the Tax Convention, the rate of  Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares.  A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

(ii)

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares.  The gain or loss will be a capital gain or capital loss if the Company's shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's shares.

Under a number of circumstances, a U.S. Taxpayer acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Centre where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Centre, Philadelphia, PA 19255.  In particular, any United States Taxpayer who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply.  Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances and the requirements applicable to them.

There may be a possibility of the Company being deemed, for United States tax purposes, a Foreign Personal Holding Company, a Foreign Investment Company, a Passive Foreign Investment Company or a Controlled Foreign Corporation.  If that should happen U.S. Taxpayers holding or selling Company Shares, or receiving dividends on Company Shares, will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be complicated and unfamiliar to them.

F.

Dividends and paying agents

Omitted - not required for Annual Report

G.

Statements by Experts

Omitted - not required for Annual Report

H.

Documents on display

Any of the documents referred to above can be viewed at the Company's Registered Office, which is located at Suite 1710, 1177 West Hastings Street, Vancouver, B.C., Canada V6E 2L3.  All of the documents referred to above are in English.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

(a)

The Company is not presently involved in borrowing money and does not have any dealings in, nor plan to have any dealings in, derivatives or other financial instruments, and does not carry on business which makes it specifically sensitive to currency exchange variations.  If and when the Company borrows money it will have to consider the interest rates that would then be applicable to it.

(b)

As the Company is only still in a "start-up" mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(c)

The Company has identified risk factors that are applicable to it, which are described in Item 3.D above.

Item 12.

Description of Securities Other than Equity Securities

The Company is not, by this Statement, registering any debt securities or other securities - other than its voting common shares.

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

(a)

The Company has not committed any default in the payment of any principal, interest, sinking or purchase fund installment, or any other indebtedness.

(b)

As the Company has never declared any dividends it is not in arrears with respect to the payment of dividends, nor is it in any deficiency with respect to any rights or obligations outstanding with respect to its issued shares.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Nil - during period since December 31, 2003.

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2003.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)

Management's annual report on internal control over financial reporting.  Not required as the Registrant is a Foreign Private Issuer.

(c)

Attestation Report of registered public accounting firm.  Not required as the Registrant is a Foreign Private Issuer.

(d)

Changes in internal controls over financial reporting.  There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Item 16A.

Audit Committee financial expert

(a)

The registrant's board of directors has determined that the registrant has at least one audit committee financial expert serving on its audit committee.

(b)

The audit committee financial expert serving on the audit committee is Mr. Carl R. Jonsson, the Company's lawyer and Chief Financial Officer.

Item 16B.

Code of Ethics

The Company has not adopted a Code of Ethics.  It has not considered a Code of Ethics necessary due to the small size of its exploration activities and financing - and the small number of persons comprising its Board and Management.

Item 16C.

Principal Accountant Fees and Services

(a)

For 2003 the Company's auditor's fees were $36,798.  The auditor's fees for 2004 were $15,100.

(b)

Nil.

(c)

Nil.

(d)

Nil.

(e)

Prior to the start of the audit process, the Company's audit committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness.  After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

(f)

Not applicable.

Item 16D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company has never repurchased any of its issued securities.

PART III

Item 17.

Financial Statements

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant's Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles.

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2004 - with comparative figures for 2003 and 2002 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 13 dealing with U.S. Generally Accepted Accounting Principles.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2004, 2003 AND 2002

1.  AUDITORS' REPORT

2.  STATEMENTS OF EARNINGS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2004 and 2003 and the statements of earnings and deficit, stockholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"AMISANO HANSON"
April 4, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its principal mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	"AMISANO HANSON"
April 4, 2005	Chartered Accountants

ACREX Ventures Ltd.

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER, CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

(An Exploration Stage Company)

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2004, 2003 and 2002			Expressed in Canadian dollars

	2004	2003	2002
EXPENSES

Management fees - Note 8	$138,000	$86,000	$42,000
Legal - Note 8	51,793	64,311	55,865
Office and general	40,700	28,884	25,059
Advertising	41,213	3,114	5,770
Promotion and travel	31,199	29,780	7,982
Accounting	35,700	36,798	9,668
Investor relations	23,677	25,933	58,898
Filing fees	6,244	14,718	4,095
Finance fee	8,000	-	-
Rent	12,502	14,400	7,200
Consulting	9,202	44,290	13,905
Transfer agent fees	7,888	7,192	8,241
Insurance	500	2,188	1,750
Stock-based compensation - Note 6	-	112,000	-
Business investigation costs	-	5,699	-
	(406,618)	(475,307)	(240,433)
Net loss before other items and income taxes	(406,618)	(475,307)	(240,433)

OTHER ITEMS

Gain on sale of interest in mineral property	12,049	-	-
Interest income	10,631	22,028	3,578
Write-down of marketable securities	(25,409)	-	-
	(2,729)	22,028	3,578
NET LOSS	(409,347)	(453,279)	(236,855)

Deficit, beginning of year	(3,372,343)	(2,919,064)	(2,682,209)

DEFICIT, end of year	$(3,781,690)	$(3,372,343)	$(2,919,064)

NET LOSS PER SHARE - BASIC / DILUTED	$(0.03)	$(0.05)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,168,301	9,866,402	6,118,716

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2004 and 2003	Expressed in Canadian dollars

	2004	2003

ASSETS

Current
Cash and short-term investments	$229,231	$1,035,013
Marketable securities, at market (cost: $41,909; 2003: $23,250)	16,500	23,250
Other receivables	16,230	52,476

Total current assets	261,961	1,110,739

Due from joint venture - Note 3	14,672	-
Mineral properties - Note 3	1,039,672	606,984

Total assets	$1,316,305	$1,717,723

LIABILITIES

Current
Accounts payable and accrued expenses - Note 8	$54,712	$98,983

Total liabilities	54,712	98,983

STOCKHOLDERS' EQUITY

Share capital - Notes 4 and 12	4,931,283	4,879,083
Contributed surplus - Note 5	112,000	112,000
Deficit	(3,781,690)	(3,372,343)

Total stockholders' equity	1,261,593	1,618,740

Total liabilities and stockholders' equity	$1,316,305	$1,717,723

Nature and Continuance of Operations - Note 1

Commitments - Notes 3, 4, 6 and 7

Subsequent Events - Note 12

APPROVED ON BEHALF OF THE BOARD:

"T.J. Malcolm Powell"	"Carl R. Jonsson"

Director

Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2004, 2003 and 2002				Expressed in Canadian dollars
	Common Stock		Contributed Surplus	Share Subscriptions	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2001	3,425,616	$2,615,605	$ -	$ -	$(2,682,209)	$(66,604)
2002
Common stock issued for cash	4,613,000	1,260,518	-	-	-	1,260,518
Net loss	-	-	-	-	(236,855)	(236,855)
Balance, December 31, 2002	8,038,616	3,876,123	-	-	(2,919,064)	957,059
2003
Common stock issued for:
Cash (net of issue costs)	5,029,000	977,960	-	-	-	977,960
Finder's fee	100,000	25,000	-	-	-	25,000
Stock based compensation	-	-	112,000	-	-	112,000
Net loss	-	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	4,879,083	112,000	-	(3,372,343)	1,618,740
2004
Common stock issued for:	250,000	52,200	-	-	-	52,200
Cash (net of issue costs)
Net loss	-	-	-	-	(409,347)	(409,347)
Balance, December 31, 2004	13,417,616	$4,931,283	$ 112,000	$ -	$(3,781,690)	$1,261,593

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars
	2004	2003	2002
OPERATIONS
Net loss	$ (409,347)	(453,279)	(236,855)
Add (deduct) items not involving cash:
Write-down of marketable securities	25,409	-	-
Stock-based compensation	-	112,000	-
Gain on sale of interest in mineral property	(12,049)	-	-
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	36,246	(22,462)	(29,530)
Increase (decrease) in accounts payable and accrued expenses	(44,271)	83,529	(100,688)
Cash used in operations	(404,012)	(280,212)	(100,688)
FINANCING
Shares issued	52,200	977,960	1,282,893
Cash provided by financing	52,200	977,960	1,282,893
INVESTING
Advances to joint venture	(14,672)	-	-
Proceeds from sale of partial interest in mineral property	5,000	15,000	-
Purchase of marketable securities	(6,659)	-	-
Increase in mineral properties	(437,693)	(232,591)	(362,643)
Cash used in investing	(453,970)	(217,591)	(362,643)
Increase (decrease) in cash	(805,782)	480,157	553,177
Cash and short-term investments, beginning of year	1,035,013	554,856	1,679
CASH AND SHORT-TERM INVESTMENTS, end of year	$ 229,231	1,035,013	554,856
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$ -	-	-
Cash paid during the year for income taxes	$ -	-	-
Non-cash Transactions - Note 10

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

1.  NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX").

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

At December 31, 2004 the Company was in the process of exploring its principal mineral property (held under an option) and has not yet determined whether the property contains ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $409,347 for the year ended December 31, 2004 (2003: $453,279; 2002: $236,855), and had a deficit of $3,781,690 at December 31, 2004 which has been funded primarily by the issuance of equity.  The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 13, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Marketable Securities - Marketable securities are carried at the lower of cost or market value.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment"  ("CICA 3061"), and abstract EIC-126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to "Use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental costs - Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Stock-based compensation - The Company has a stock option plan as described in Note 6. On January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended December 31, 2002, and recognizes an expense for options granted on or after January 1, 2003 over the period until vested.   The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant.  On the exercise of stock options share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus.  The effect of the adoption of these recommendations is described in Note 6.

Loss per share - The Company uses the "treasury stock method" in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

The existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company's financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Flow-through shares - In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146 (EIC-146), Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity.  This change in accounting policy had no effect on the financial statements for the year ended December 31, 2004.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars
3. MINERAL PROPERTIES
December 31, 2003:
	Michaud	Raglan Ungava	Total
Acquisition costs
Balance, beginning of year	$25,000	-	25,000
Acquisition fees	-	43,202	43,202
Reduction in cost due to sale of interest (see note below)	-	(38,250)	(38,250)

Balance, end of year	25,000	4,952	29,952

Exploration costs
Balance, beginning of year	362,643	-	362,643
Third-party exploration	197,101	-	197,101
Consulting	13,634	-	13,634
Travel	3,654	-	3,654

Balance, end of year	577,032	-	577,032

	$602,032	4,952	606,984

December 31, 2004:
	Michaud	Raglan Ungava	Total
Acquisition costs
Balance, beginning of year	$25,000	4,952	29,952
Reduction in cost due to sale of interest (see note below)	-	(4,952)	(4,952)

Balance, end of year	25,000	-	25,000

Exploration costs
Balance, beginning of year	577,032	-	577,032
Drilling	272,643	-	272,643
Support	76,246	-	76,246
Consulting	70,461	-	70,461
Assays	27,517	-	27,517
Field vehicles	2,750	-	2,750
Core facilities	2,200	-	2,200
Surveying and line cutting	495	-	495

Balance, end of year	1,029,344	-	1,029,344
Less: due from joint venture	(14,672)	-	(14,672)

	$ 1,014,672	-	1,014,672

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 ("Agreement") with Moneta Porcupine Mines Inc. ("Moneta"), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the "Property").  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.  The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During the year the Company fulfilled the requirements to earn a 50% interest in the second area by spending $1,000,000 on the Property. On November 26, 2004, the Company entered into a Joint Venture Agreement ("JV Agreement") with Moneta to engage in the exploration, development and mining of the second area. Pursuant to the JV Agreement, expenditures in excess of $1,000,000 are credited towards joint venture expenditures.  The JV Agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.  As at December 31, 2004, the assets and liabilities of the joint venture were as follows:

ASSETS

Exploration expenditures	$ 29,344

PARTNERS' INTERESTS

JV Partners' interests	$ 29,344

There were no revenues, expenses, net income or cash flows for the joint venture for the period ended December 31, 2004.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company did not give such notice and as a result lost the right to earn the additional 20% in the second area.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction. Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

	Cash	Share	Property
Due Date	Payment	Issuance	Expenditure

September 26, 2003 (received)	$15,000	75,000	$-
September 26, 2004 (received)	5,000	75,000	-
January 1, 2005 (completed)	-	-	100,000
September 26, 2005	5,000	100,000	-
January 1, 2006	-	-	250,000
January 1, 2007	-	-	500,000

	$25,000	250,000	$850,000

The 75,000 shares of Resolve received by the Company in each of the years ended December 31, 2004 and 2003 were recorded at their fair values (based on the market price of Resolve shares on the date of receipt) of $12,000 and $23,250 respectively.  The Company has accepted that Resolve has met the required $100,000 minimum property expenditure as of January 1, 2005.

4.  SHARE CAPITAL - Note 12

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2004 and 2003:

(i)

On December 31, 2004, the Company issued 250,000 units for proceeds of $62,500 pursuant to a brokered private placement.  Each unit consisted of one flow-through share and one-half share purchase warrant.  One full warrant entitles the holder to acquire a non flow-through common share at a price of $0.25 until December 30, 2005. The agent was paid a commission of $5,000, an administration fee of $5,000, and was issued 37,500 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

(ii)

On February 21, 2003, the Company issued 1,520,000 units for proceeds of $334,400 pursuant to a brokered private placement.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant entitles the holder to acquire an additional common share at a price of $0.27 until October 29, 2004. The agent was paid a commission of $30,096 and an administration fee of $5,000, and was issued 15,000 shares and 304,000 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

4.  SHARE CAPITAL - Note 12 (continued)

(iii)

On October 9, 2003, the Company issued 3,474,000 units for proceeds of $766,980 pursuant to a brokered private placement. The 3,474,000 units included 3,384,000 non flow-through units at $0.22 per unit and 90,000 flow-through units at $0.25 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant entitles the holder to acquire an additional non flow-though common share at a price of $0.28 until April 30, 2005. The agent was paid a commission of $69,028 and an administration fee of $5,000, and was issued 20,000 shares and 694,800 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

Escrow shares - A total of 192,511 shares (2003: 577,537; 2002: 962,561) are held in escrow and are being released semi-annually on a pro-rata basis, with the final release scheduled for May 21, 2005.

Warrants - The Company has stock purchase warrants outstanding as follows:

Exercise Price	Outstanding December 31, 2003	Issued	(Expired)	Outstanding December 31, 2004	Expiry date

$0.40	2,823,167	-	(2,823,167)	-	May 17, 2004
$0.40	1,151,500	-	(1,151,500)	-	May 17, 2004
$0.40	789,933	-	(789,933)	-	May 17, 2004
$0.40	633,333	-	(633,333)	-	April 30, 2005
$0.27	1,064,000	-	(1,064,000)	-	October 29, 2004
$0.28	2,431,800	-	-	2,431,800	April 30, 2005
$0.25	-	162,500	-	162,500	December 30, 2005

	8,893,733	162,500	(6,461,933)	2,594,300

5.  CONTRIBUTED SURPLUS

	2004	2003

Balance - beginning of year	$ 112,000	-
Add: stock based compensation - Note 6	-	112,000
Balance - end of year	$ 112,000	112,000

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2004:

Price	Number	Expiry date
$0.30	740,000	June 3, 2007
$0.28	565,000	November 4, 2008
	1,305,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the years ended December 31, 2004 and 2003 is presented below:

	2004		2003
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding and exercisable, beginning of year	1,305,000	$ 0.29	740,000	$ 0.30
Granted	-	-	565,000	0.28
Outstanding and exercisable, end of year	1,305,000	$ 0.29	1,305,000	$ 0.29

As described in Note 2, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

No stock options were granted or vested during the year ended December 31, 2004.  The fair value of stock options granted during the year ended December 31, 2003 was estimated to be $112,000, and was recorded as an expense. For purposes of the calculations, the following assumptions were used under the Black-Scholes model:

Risk-free interest rate

3%

Expected dividend yield

0%

Expected stock price volatility

118%

Expected life

3 years

The grant-date fair value of options granted during the year ended December 31, 2003 was $0.28.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

For the year ended December 31, 2002, if the fair value of stock options granted during the year had been recognized, the Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended December 31, 2002, as reported

(236,855)

Compensation expense related to the fair value of stock options

(69,560)

Pro forma net loss for the year ended December 31, 2002

(306,415)

Basic loss per share, as reported

$(0.04)

Pro forma basic loss per share

$(0.05)

7.  COMMITMENTS

(i)

The Company is committed to the Joint Venture Agreement with Moneta as described in Note 3.

(ii)

The Company raised $62,500 during the year ended December 31, 2004 and $22,500 during the year ended December 31, 2003 through flow-through financings to fund its exploration activities.  The flow-through funds raised must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures ("CEE") as defined in the Canadian Income Tax Act.  The Company renounces these expenditures, which flow-through to the subscribers, allowing them to claim the expenditures for income tax purposes.

Pursuant to the flow-through share agreements and the Canadian Income Tax Act, the Company is committed to spending flow-through share proceeds by December 31 of the year following the year renounced.  The Company is required to pay interest, at rates set by the taxation authority, on the monthly-unexpended balance of the funds. An additional penalty of 10% may be assessed if the renounced amounts are not spent by that time.

By December 31, 2004, the Company had spent $22,500 on exploration activities relating to the 2003 financing.

8.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $48,950 (2003: $62,252; 2002: $50,221) from a law firm of which a director is a principal. Accounts payable includes $12,847 (2003: $630; 2002: $5,976) due to the law firm.

The Company incurred management fees of $108,000 (2003: $86,000; 2002: $42,000) and equipment rental charges of $10,068 (2003: $10,068; 2002: $6,628) from a company owned by a director and management fees of $30,000 (2003: $5,000; 2002: $Nil) from a company owned by another director.

The Company incurred consulting fees of $Nil (2003: $8,200; 2002: $38,094) charged from a company owned by a director.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

9.    CORPORATION INCOME TAXES

At December 31, 2004, the Company has accumulated resource deduction expenses totalling $614,147 and non-capital losses totalling $1,272,354 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	458,945

$ 1,272,354

The significant components of the Company's approximate future income tax assets (liabilities), at an average corporate tax rate of 35%, are as follows:

	2004	2003	2002
Non-capital losses	$ 448,000	$ 320,000	$ 165,000
Resource property costs	(149,000)	(169,000)	(144,000)
Share issue costs	53,000	82,000	57,000
	$ 352,000	$ 571,000	$ 78,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

10.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

During the year ended December 31, 2004, the following transaction was excluded from the statement of cash flows:

The Company received the second of three scheduled payments, consisting of $5,000 in cash and $12,000 in shares of the purchaser, in connection with the optioning of a partial interest in the Raglan Ungava mineral claims. The non-cash portion of this payment was excluded from the statement of cash flows.

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

a) The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The non-cash portion of this payment, as well as the issuance of 100,000 shares with a fair value of $25,000 as a finder's fee, were excluded from the statement of cash flows.

b) The Company issued 35,000 common shares as agent's fees.

During the year ended December 31, 2002, the following transaction was excluded from the statement of cash flows:

The Company issued 83,400 shares at a value of $25,000 as a finder's fee on the acquisition of the Michaud Property.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

11.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

12.  SUBSEQUENT EVENTS

(i)

On January 27, 2005, the Company renounced the exploration expenditures related to the December 30, 2004 issuance of 250,000 flow-through shares.  Share capital was reduced by $22,263 and a future income tax recovery of $22,263 was recognized in connection with the renunciation.

(ii)

On February 14, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.  To earn its interest the Company is required to pay $165,000 and issue up to 400,000 common shares up to completion of a feasibility study.  During the first year of the Agreement, the Company is required to pay $25,000 and issue 100,000 shares.  On February 11, 2005, $5,000 was paid and 50,000 shares were issued pursuant to the Agreement. Ownership of the claims is subject to a 3% net smelter return royalty payable to the optionor, 2% of which may be repurchased by the Company for $1,000,000.

(iii)

On March 10, 2005, the Company completed a non-brokered private placement of 401,000 units at $0.15 per unit, for proceeds of $60,150.  Each unit consists of one share and one-half of a share purchase warrant. A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20 for a one-year period.

(iv)

On March 24, 2005, the Company completed a brokered private placement of 1,200,000 units at $0.15 per unit, for proceeds of $180,000.  Each unit consists of one share and one-half of a share purchase warrant.  A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20 for a one-year period.  The agent's fee consisted of 10,875 shares and 10,875 warrants exercisable at $0.20 for a one-year period and share issue costs, including commissions, of 18,200 were incurred.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:
	2004	2003	2002

Net loss as reported in accordance
with Canadian GAAP	$(409,347)	(453,279)	(236,855)
Adjustments:
Mineral property costs expensed	(432,688)	(219,341)	(362,643)
Future income tax benefit related to flow-though shares	-	8,469	51,806
Stock-based compensation	-	-	(69,560)

Net loss under U.S. GAAP	$(842,035)	(733,711)	(617,252)

Net loss per share under U.S. GAAP	$(0.06)	(0.07)	(0.10)

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 6.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the year ended December 31, 2002, the Company issued 1,151,500 flow-through shares. The Company renounced $403,025 during the year and a corresponding tax benefit of $51,806 was recorded. As of December 31, 2002, $5,769 remained in the liability account relating to the flow-through expenses. As of December 31, 2003, all amounts renounced had been expended, the liability account relating to the flow-through expenses was $Nil, and a tax benefit of $8,469 was recorded for the year then ended. During the year ended December 31, 2004, the Company issued 250,000 flow-through shares; however, as of December 31, 2004 none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2004, for U.S. GAAP purposes, $62,500 (2003: $Nil, 2002: $40,382) would have been restricted.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On November 2, 2001, the Company entered into an escrow agreement with certain of its shareholders in respect of their 1,283,415 shares. The shares are being released from escrow on a pro-rata basis at 15% semi-annually, with the final release scheduled for May 21, 2005. As of December 31, 2004 there were 192,511 shares still held in escrow.

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:
	2004	2003

Total assets under Canadian GAAP	$1,316,305	1,717,723
Adjustments to U.S. GAAP	(1,039,672)	(606,984)

Total assets under U.S. GAAP	$276,633	1,110,739

Total liabilities under Canadian GAAP	$54,712	98,983
Adjustments to U.S. GAAP	7,500	-

Total liabilities under U.S. GAAP	$62,212	98,983

Total stockholders' equity (deficit) under Canadian GAAP	$1,261,593	1,618,740
Adjustments to U.S. GAAP	(1,047,172)	(606,984)

Total equity (deficiency) under U.S. GAAP	$214,421	1,011,756

Total equity (deficiency) and liabilities under U.S. GAAP	$276,633	1,110,739

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:
	2004	2003	2002
Cash provided by (used in) operations under Canadian GAAP:
Net loss as reported in accordance with Canadian GAAP	$ (409,347)	(453,279)	(236,855)
Adjustments:
Mineral property costs expensed	(432,688)	(219,341)	(362,643)
Future income tax benefit related to flow-though shares	-	8,469	51,806
Stock-based compensation	-	-	(69,560)
Net loss under U.S. GAAP	$ (842,035)	(664,151)	(617,252)
Add (deduct) items not involving cash:
Stock-based compensation	-	112,000	69,560
Write-down of marketable securities	25,409	-	-
Gain on sale of interest in mineral property	(12,049)	-	-
Future income tax benefit related to flow-though shares	-	(8,469)	(51,806)
Changes in non-cash working capital balances	(22,015)	61,067	(130,218)
Cash used in operations under U.S. GAAP	$ (850,690)	(499,553)	(729,716)
Cash provided by (used in) financing activities under Canadian GAAP:
Shares issued	$ 52,200	977,960	1,282,893
Cash provided by (used in) investing activities under Canadian GAAP:
Proceeds from sale of partial interest in mineral property	$ 5,000	15,000	-
Increase in mineral properties	(432,688)	(232,591)	(362,643)
Adjustments to U.S. GAAP	427,688	217,591	362,643
Cash used in investing activities under U.S. GAAP	$ -	-	-

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:
	2004	2003	2002
Numerator
Net loss under U.S. GAAP	$(842,035)	(733,711)	(617,252)
Denominator
Weighted average number of common shares outstanding	13,168,301	9,866,402	6,118,716

Basic and diluted net earnings (loss) per share	$(0.06)	(0.07)	(0.10)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2004, the Company had 1,305,000 (2003: 1,305,000, 2002: 740,000) stock options outstanding and 2,594,300 (2003: 8,893,733, 2002: 5,683,633) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

"Carl R. Jonsson"

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

April 25, 2005

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 10(e)	Consent Letter dated April 27, 2005 from Amisano Hanson, Chartered Accountants
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use, in the Form 20F Annual Report dated  March 31, 2005 for Acrex Ventures Ltd. of our report dated April 4, 2005 relating to the December 31, 2004, 2003 and 2002 financial statements of Acrex Ventures Ltd., which appear in such Form.

"Amisano Hanson"

Amisano Hanson, Chartered Accountants

Vancouver, B.C., Canada

April 27, 2005

CERTIFICATION

I, T.J. Malcolm Powell, certify that:

1.

I have reviewed this annual report on Form 20-F of Acrex Ventures Ltd.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b )

evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)

disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting;  and

5.

 The Company's other certifying officer and I have disclosed, based on our most recent evaluation  of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;  and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:

April 26, 2005

(signed)  T.J. Malcolm Powell

President and Chief Executive Officer

CERTIFICATION

I, Carl R. Jonsson, certify that:

1.

I have reviewed this annual report on Form 20-F of Acrex Ventures Ltd.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b )

evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)

disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting;  and

5.

 The Company's other certifying officer and I have disclosed, based on our most recent evaluation  of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;  and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date:

April 26, 2005

(signed)  Carl R. Jonsson

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. ("Acrex") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acrex.

By:

(signed) "T.J. Malcolm Powell"

T.J. Malcolm Powell, President

Acrex Ventures Ltd.

A signed original of this written statement required by Section 906 has been provided by T.J.M. Powell and will be retained by Acrex and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. ("Acrex") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Carl R. Jonsson, Chief Financial Officer of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acrex.

By:

(signed) "Carl R. Jonsson"

Carl R. Jonsson, Chief Financial Officer

Acrex Ventures Ltd.

A signed original of this written statement required by Section 906 has been provided by T.J.M. Powell and will be retained by Acrex and furnished to the Securities and Exchange Commission or its staff upon request.

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED APRIL 28, 2005

AMENDED

To be read in conjunction with the audited financial statements, prepared to December 31, 2004 of Acrex Ventures Ltd. ("Company").

1.

Overall Performance

Michaud, Ontario property

In July, 2004, the Company initiated - and carried out - a small diamond drilling programme which consisted of 3 holes and the deepening of a previously drilled hole.  The expenditures on the programme brought the Company's total expenditures on the Michaud property to in excess of $1,000,000 - as a result of which the Company earned its 50% joint venture interest in the property - excluding the portion of the property containing the Southwest Zone.  Assaying of the holes was completed and assay results were announced.  The results are considered very encouraging by Management and the decision has been made to continue work on the property, subject to the availability of financing.

Pursuant to the Option Agreement held by the Company on the property with Moneta Porcupine Mines Inc. ("Moneta") the Company had a further option (beyond earning a 50% interest) to increase its interest to 70% by making a firm commitment to spend an aggregate total of $2,750,000 on the property by May 15, 2007 - i.e. to spend an additional $1,750,000.  The Company decided -  as a result of the uncertainty about its ability to raise the additional $1,750,000 - to abandon its option to increase the interest to 70%.

The Company's maintenance of its rights to the portion of the property containing the Southwest Zone was also dependent on the Company giving Moneta the commitment to spend an additional $1,750,000 on the property by May 15, 2007.  The Board concluded that the Southwest Zone was not sufficiently attractive to justify making a commitment to spend the additional $1,750,000.  As a result, the Option Agreement no longer covers the relatively small portion of the Michaud claims lying at the northeast end - and which contains the Southwest Zone.

As a result of the decisions made described above, the Company and Moneta entered into negotiations to settle a Joint Venture Agreement relating to the portion of the property in which the Company retained its 50% interest.  Although the Agreement was not signed and delivered until February, 2005 it is dated November 26, 2004.  The Joint Venture Agreement provides that each of the Company and Moneta have a 50% interest - and that Moneta is the Operator of the Joint Venture unless and until Moneta's interests in the property are reduced below 50% - in which case Acrex will become the Operator.

The Company obtained an updated geological report from Mr. Hank Meixner, P.Geo. dated April 8, 2004 which contains recommendations for additional work - including drilling - on the Michaud property.  It is Management's hope that the Joint Venture will be able to carry out the recommended work.  It is on the basis of this Report that subsequent work has been done.

2

In March, 2005 the Joint Venture, under the management of Moneta, conducted a diamond drilling programme on the property - which consisted of 6 holes for a total of 2,142 metres of drilling.  The Joint Venture is waiting for the results of the assaying being done of the drill cores.

Referendum, British Columbia, property

Pursuant to an option agreement dated February 10, 2005 (the "Referendum Agreement") between the Company and Tom Elson Cherry ("Cherry") of Nelson, British Columbia, Canada, the Company has an option to acquire a 100% interest in the Referendum Property, which consists of 15 contiguous mineral claims constituting 53 mineral units covering approximately 850 hectares (2,100 acres) located approximately 20 kilometers west of Nelson in southeastern British Columbia.  Under the terms of the Referendum Agreement, to maintain and exercise the option, the Company has to make cash payments totalling $165,000, $5,000 of which has been paid, $5,000 of which must be paid on or before August 21, 2005, and the remaining $155,000 of which must be paid in five yearly installments on or before February 21st in each of 2006 to 2010.  The Company must also issue 200,000 common shares to Cherry, 50,000 of which have been issued and the remaining 150,000 shares of which must be issued in three yearly installments of 50,000 shares each on or before February 21st in each of 2006 to 2008.

Upon completion of the cash and share payments, the Company will have earned a 100% ownership of the Referendum Property, subject to a 3.0% net smelter returns royalty ("NSR") and the requirement to issue a further 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study on the Referendum Property.  The Company will have the right to purchase 66 2/3% of the NSR from Cherry for $1,000,000 at any time up to 6 months following the date of the commencement of commercial production on the Referendum Property.

The Referendum property is a grassroots property on which little work has been done to date.  Management believes that the Referendum Property may possibly host mineralized deposits, primarily gold and copper.  Subject to weather conditions, the Company intends to conduct an exploration programme in the Spring/Summer of 2005 on the Referendum Property to determine if the Property does in fact host such mineralized deposits.  The programme is expected to cost $106,500.

Financing

Primarily to fund additional work on the Michaud property, the Company entered into an Agency Agreement with Canaccord Capital Corporation (in Vancouver, B.C.) to do a best efforts Unit private placement to raise gross proceeds of $2,200,000.  A first partial closing was done December 30, 2004, when placements were closed on 250,000 Units at $0.25 per Unit to provide the Company with gross proceeds of $62,500.  Each Unit consisted of 1 share of the Company and one half of a warrant entitling the purchase of an additional share until December 30, 2005 at $0.25 per share.

The agreement with Canaccord Capital Corporation was amended in January, 2005 and, as a result, a further partial closing was done effective March 24, 2005 when 1,200,000 Units were sold at $0.15 each to provide the Company with gross proceeds of $180,000.  Each Unit consisted of 1 share of the Company and one half of  a warrant entitling the purchase of an additional share for $0.15 until March 6, 2006.

2

Effective March 6, 2004 the Company closed non-brokered private placements of 401,000 Units for $0.15 per Unit - realizing proceeds of $60,150.  Each Unit consisted of one share of the Company and a half share purchase warrant.  A whole warrant is exercisable until March 6, 2006 to purchase a share for $0.20.

The Company's monthly expenses averaged, during the fiscal year, approximately $33,890 per month - a decrease from the approximately $39,600 per month incurred in the 2003 fiscal year.  The decline in the Company's working capital from the December 31, 2003 figure of $1,011,756 to $221,921 on December 31, 2004, is as a result of the expenses incurred during the year and the Michaud property exploration expenses.

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2004	December 31, 2003	December 31, 2002
(a) Net sales or total revenues	$ 22,680	$ 22,028	$ 3,578
(b) Net income or (loss) before discontinued items or extraordinary items: - total - per share undiluted - per share diluted	(406,618) (0.03) (0.02)	(475,307) (0.06) (0.03)	(240,433) (0.04) (0.04)
(c) Net income or loss - total - per share undiluted - per share diluted	(409,347) (0.03) (0.02)	(453,279) (0.06) (0.03)	(236,855) (0.04) (0.04)
(d) Total assets	$1,316,305	$1,717,723	$972,513
(e) Total long-term financial liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily, in raising funds or conducting exploration work on its Ontario property.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

4

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04	Dec. 31/03	Sept. 30/03	June 30/03	March 31/03
(a) Net sales or total revenues	$22,680	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	406,618 0.03	91,395 0.01	109,455 0.02	100,895 0.01	216,904 0.02	61,790 0.01	93,502 0.01	103,111 0.01
(c) Net loss - total - per share diluted	409,347 0.03	76,612 0.01	111,473 0.01	104,887 0.01	231,887 0.02	31,704 0.00	94,483 0.01	95,205 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter - primarily in raising funding or supervising exploration work on its property

5

4.    Liquidity

At the close of business April 20, 2005 the Company had net working capital of approximately $290,000.  This represents sufficient funding for the Company to conduct some minor additional exploration work on the Michaud, Ontario property - but nothing of significance.  If the Company and the Michaud Joint Venture decide to proceed with a major exploration programme on the property, as has been recommended by Mr. Meixner, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options - although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

The working capital on hand is expected to be expended - to the extent of an estimated $106,500 - on a preliminary exploration work programme on the Referendum property.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year - except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell - in payment for Mr. Powell's management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director's fee of $-2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company's Solicitors - and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Fourth Quarter

There were no events in the fourth quarter of the 2004 fiscal year which had any significant impact in the Company's financial condition nor which could be considered extraordinary items.  Because the Michaud, Ontario, mineral claims are in muskeg country, exploration on the property could be considered seasonal - in that access to the surface of the property is easier and less expensive during mid-Winter frozen conditions and dry late Summer conditions whereas access is difficult and hence more expensive during the Spring and Fall periods.

As noted in Item 1 the Company, on December 30, 2004, closed a small private placement of 250,000 Units, of $0.25 each, providing the Company with gross receipts of $62,500.

7.

Other MD & A Requirements

(a)

Additional information relating to the Company - including the Company's most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005 -  and the Company's Management Discussion and Analysis covering previous periods - have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

6

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the 2004 and 2003 fiscal years:

	2004 $	2003 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	27,517 70,461 2,200 272,643 2,750 - 495 - - 76,246	5,554 53,888 3,850 98,538 6,906 5,987 30,814 3,654 5,198 -
Totals:	$452,312	$214,389

(B)

General and administration expenses.

Breakdown of general and administration expenses for the 2004 and 2003 fiscal years:

	2004 $	2003 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Stock-based compensation - deemed

Transfer agent fees

Advertising

Finance Fee

	35,700 - 9,202 6,244 500 23,677 51,793 138,000 40,700 31,199 12,502 - 7,888 41,213 8,000	36,798 5,699 44,290 14,718 2,188 25,933 64,311 86,000 31,998 29,780 14,400 112,000 7,192 - -
Totals:	$406,618	$475,307

7

(c)

Outstanding share data:

(i)

The Company has 15,079,491 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

740,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

2,431,800 shares until April 30, 2005 at $0.28 per share

-

162,500 shares until December 30, 2005 at $0.25 per share

-

200,500 shares until March 6, 2006 at $0.20 per share

-

190,875 shares until March 24, 2006 at $0.15 per share

-

600,000 shares until March 24, 2006 at $0.20 per share

This Offering Document constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Neither the TSX Venture Exchange (the "Exchange"), nor any securities regulatory authority has in any way passed upon the merits of the securities offered under this Offering Document.

SHORT FORM OFFERING DOCUMENT

DATED:  APRIL 29, 2005

ACREX VENTURES LTD.

(hereinafter called the "Issuer")

1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

PUBLIC OFFERING: 5,500,000 Units ("Units") at $0.12 per Unit

	Offering	Agent's	Net Proceeds to be
Shares	Price to Public (1)	Remuneration (3)	received by the Issuer (2)

Per Unit	$0.12	$0.012	$0.108

Total	$660,000	$66,000	$594,000

(1)

The price to the public was determined by negotiation between the Issuer and the Agent.

(2)

Before deduction of the costs of the issue estimated to be $25,000.

(3)

 The Agent will be paid a commission equal to 10% of the gross proceeds realized from the sale of the Units, payable in cash, together with a corporate finance fee of $12,000.  The Agent will also receive an option to, within 12 months, buy Units equal to 12% of the number of Units sold pursuant to this Offering, exercisable at $0.12 each.  For a full description see "Agent's Remuneration" on page 4 below.

Each Unit is comprised of one common share of the Issuer and one-half (1/2) of one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of 12 months at $0.18 per share.

The securities offered hereunder are speculative in nature. Information concerning the risks involved may be obtained by reference to this document; further clarification, if required, may be sought from the Agent or an adviser registered under the Securities Act.

Name and Address of Agent	Leede Financial Markets Inc. 2300 - 777 - 8th Avenue S.W. Calgary, Alberta Canada T2P 3R5

2

Name and Address of Transfer Agent:	Computershare Investor Services Inc. 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9

The Information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with the Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to the Offering Document, and will be provided by the Issuer, at no charge, upon request. Alternatively, the documents may be accessed by the reader of this Offering Document at the following locations:

Type of Document	Effective Date/ Period Ending	Date Filed/Posted	Website where document may be accessed

Audited Financial Statements	December 31, 2004	April 29, 2005	SEDAR website and Issuer's website*
Form 20F (filed as an Annual Information Form)	December 31 2004	April 28, 2005	SEDAR website and Issuer's website*
Management Discussion & Analysis	December 31, 2004	April 29, 2005	SEDAR website and Issuer's website*
News Releases	April 28, 2005 April 12, 2005 March 29, 2005 March 23, 2005 March 16, 2005 March 10, 2005 February 24, 2005 February 14, 2005 January 20, 2005 January 14, 2005	April 28, 2005 April 12, 2005 March 29, 2005 March 23, 2005 March 16, 2005 March 10, 2005 February 24, 2005 February 14, 2005 January 20, 2005 January 14, 2005	Sedar website, Exchange website and Issuer's website*
Material Change Report	March 1, 2005	March 2, 2005	SEDAR website and Issuer's website*

*

The SEDAR website is http://www.sedar.com

The Exchange's website is http://www.tsx.com

The Issuer's website is http://www.acrexventures.com

Any material change report or other continuous disclosure document filed with the Exchange, the British Columbia Securities Commission ("BCSC") or the Alberta Securities Commission subsequent to the acceptance of this Offering Document by the Exchange and prior to the distribution of securities under this Offering Document will be deemed to be incorporated by reference into this Offering Document.

3

Any Subsequently Triggered Report will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements.  Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

1.

PLAN OF DISTRIBUTION

Offering

The Issuer, by the Agent, hereby offers (the "Offering") to the public through the facilities of the Exchange 5,500,000 Units (the "Units"). The Offering will be made in accordance with the rules and policies of the Exchange and will take place within a 60 day period (the "Offering Period"), following the Exchange's acceptance of this Offering Document. The offering price will be $0.12 per Unit.  Each Unit will consist of one common share and one-half of one share purchase warrant ("Warrant").  Each full Warrant will be exercisable for a period of 12 months to purchase one additional share for a price of $0.18. All references hereinafter to "shares" are to the common shares of the Issuer as they are constituted at this date.  All reference to a "Purchaser" hereafter will be to subscriber for Units pursuant to a subscription that the Issuer and the Agent have accepted.

The Offering will be conducted by the Agent on a commercially reasonable efforts basis pursuant to the Agency Agreement (defined below).  For further information on the Agent's remuneration, please see the heading entitled "Agent's Remuneration" below. The Offering will commence on the date the Offering Document is accepted for filing by the Exchange and terminate on the date the last of the Units is sold, or 60 days after the Offering Document is accepted for filing by the Exchange, whichever date occurs first. The Offering price of the Units was set by the Issuer and the Agent with reference to the closing price of the Issuer's shares, less any permitted discount, on the Exchange the trading day before the news release announcing this Offering was released.

The Units in this Offering are being distributed in British Columbia pursuant to B.C. Instrument 45-509 (the "("BC Instrument")") of the BCSC, which provides an exemption from the prospectus requirements of the Securities Act (British Columbia) (the "Securities Act") and the rules and regulations thereto (the "Securities Rules") pursuant to section 76 of the Securities Act, on the terms contained in the BC Instrument.  The Units in this Offering are also being distributed in Alberta pursuant to Alberta Blanket Order 45-507 of the Alberta Securities Commission which provides an exemption from the exemption requirements under the Securities Act (Alberta) and the rules and regulations thereunder.

Subscriptions will be received subject to rejection or allotment in whole or in part. The Issuer will only accept subscriptions from Purchasers to the extent that such investment fits within the criteria and limitations of the exemptions being relied upon.

Pursuant to the BC Instrument, no Purchaser can purchase more than 20% of the Units sold pursuant to this Offering.

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Pursuant to the BC Instrument no more than 50% of the total Units sold pursuant to this can be sold to Purchasers who, pursuant to Multilateral Instrument 45-102, would have four month hold periods imposed on the Units purchased by them.

The Offering is being made only in British Columbia and Alberta and only to residents of British Columbia or Alberta.  Subscriptions will not be accepted from a Purchaser if the Purchaser cannot prove to the satisfaction of the Issuer that he or she is a resident of British Columbia or Alberta.

All Warrants issued pursuant to this offering or issued to the Agent will contain, among other things, anti-dilution provisions and provision for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares or the payment of stock dividends.

Appointment of Agent

The Issuer, by an agreement dated April 8, 2005 as amended by an amending agreement dated April 28, 2005 (together, the "Agency Agreement"), appointed Leede Financial Markets Inc. as its sole agent ("Agent") to offer 5,500,000 Units to the public.

Agent's Remuneration

The Agent will receive a 10% commission on completion of the financing - and a $12,000 Corporate Finance Fee.  In addition, the Agent will also be granted an option (the "Agent's Option") to purchase Units (the "Agent's Units") equal to up to 12% of the Units sold pursuant to this Offering - which will be 660,000 Agent's Units if this Offering is fully sold.  The Agent's Option will be exercisable at $0.12 per Agent's Unit within a period of 12 months after the date of issuance.  The Agent will receive no compensation with respect to any of the Agent's Option or warrants or shares included in the Agent's Units that may be exercised.

The Agent will also be paid its reasonable expenses incurred in acting as the Agent to make the within Offering on behalf of the Issuer.

The Agent reserves the right to offer selling group participation, in the normal course the brokerage business, to selling groups of other licensed broker-dealers, brokers and investment dealers, who may or may not be offered part of the commissions or bonuses derived from this Offering.

The obligations of the Agent under the Agency Agreement may be terminated prior to the end of the Offering Period at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

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There are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering.

The directors, officers and other insiders of the Issuer may purchase Units from this Offering.

The number of securities of the Issuer beneficially owned, directly or indirectly, by the Issuer's Professional Group is 44,000 shares.  The Professional Group, as defined by National Instrument 33-105, Underwriting Conflicts, means a group comprised of a registrant and any or all of the following persons or companies:

1.

any person or company registered or required to be registered under securities legislation to trade on behalf of the registrant;

2.

any person or company performing corporate finance services on behalf of the registrant;

3.

partners of the registrant;

4.

employee security holders of the registrant;

5.

associated parties of any person or company described in paragraphs 1 through 4, or of the registrant.

The statements contained in this Offering Document are those of the Issuer.  The Agent and its counsel have not made an investigation of the Issuer's affairs to enable them to verify the accuracy of any statements contained in this Offering Document.

2.

USE OF PROCEEDS

a.

Funds Available

The following comprise the funds available to the Issuer as at March 31, 2005 together with the funds to be derived from the Offering:

i.

the net proceeds to be derived by the Issuer from the sale

$594,000

of securities offered under the Offering Document if the Offering is fully sold:

ii.

estimated working capital available as at March 31, 2005:

$300,000

iii.

Amounts and sources of any other funds:

$ Nil*

Total funds available:

$894,000

*The Issuer has incentive share purchase options and share purchase warrants outstanding - as disclosed in Item 8.  While it is anticipated that some or all of the options and warrants may be exercised - thereby providing additional funds to the Issuer - it cannot be guaranteed that any of the options or warrants will be exercised.

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b.

Principal Purposes

The principal purposes for which the funds available are intended to be used are as follows:

i.	Payment of the estimated costs of this Offering	$25,000
ii.	Corporate finance fee to the Agent	$12,000
iii.	As a reserve for the cash payment due on August 21, 2005 in respect of the Referendum Property	$5,000
iv.	To pay for the estimated costs on the current drilling program on the Michaud Property	$110,693
v.	To pay for the proposed work program on the Referendum Property	$106,500
vi.	for general working capital of the Issuer, as a reserve for the costs of further exploration on the Issuer's mineral properties, and for the investigation and/or acquisition of new assets or properties	$634,807
	TOTAL:	$894,000

If less than the whole of this Offering is sold the proceeds received from such Units as are sold will be applied to the above items in the order of priority in which they are listed.

Any proceeds from the exercise of the Warrants or Agent's Option, will be added to the Issuer's working capital and used for general corporate purposes.

None of the proceeds of this Offering will be paid to related parties to the Issuer other than to pay to two Directors the regular monthly fees that are payable to them and to pay legal fees to the Law Firm of which a Director is a principal.

c.

Minimum Subscription

The Offering is not subject to any minimum subscription.

d.

Exploration Programs

For information with respect to the proposed exploration program see section 3 below.

3.

BUSINESS OF THE ISSUER

The business of the Issuer is, and has been for some years, the acquisition and exploration of mineral properties in Canada.  It holds interests in three blocks of mineral claims, as follows:

-

the Michaud Property located near Timmins Ontario (the "Michaud Property");

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-

the Referendum Property in Southeastern British Columbia (the "Referendum Property"); and

-

the Raglan Property in the Ungava area of northern Quebec (the "Raglan Property");

(together, the "Properties").

All of the Properties are in the exploration stage.

The Issuer's principal focus during the past more than 3 years has been on the Michaud Property.  The Issuer's focus over the next 12 months is expected to continue to be on the Michaud Property, with some initial work being done on the Referendum Property.

The following is a summary only and is intended to be supplemented by the more detailed disclosure in the Issuer's Form 20F filed as an Annual Information Form on SEDAR dated April 28, 2005 (hereinafter the "Issuer's AIF")  and in particular under Item 4 "Information on the Company" beginning on page 13.

(a)

Michaud Property

The Issuer's interest in the Michaud Property is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the "Moneta Agreement") with Moneta Porcupine Mines Inc. ("Moneta") of Timmins, Ontario, Canada.  The Issuer has exercised rights under the Moneta Agreement by spending more than $1,000,000 on the Michaud Property, and thereby acquired a 50% joint venture interest in a portion of the claims which originally comprised the Michaud Property.

The Issuer and Moneta have settled and signed a Joint Venture Agreement dated November 26, 2004, which governs the operations of the joint venture interests of the parties.  It provides, among other details, that Moneta is the operator of the joint venture so long as it maintains its 50% interest, and that the Issuer will become the operator if Moneta's interest in the joint venture declines below 50% - which would result in the Issuer's interest simultaneously increasing to more than 50%.

The Issuer has expended approximately $1,050,000 on the Property as of the date of this document.

On about March 16, 2005 the parties commenced a 6 hole diamond drilling program on the Michaud Property, which has now been completed.  A total of approximately 2,142 metres has been drilled. The Issuer is presently awaiting assay results from this program, which it expects to receive by early May. The estimated cost of the program is $221,386, of which the Issuer's 50% share will be $110,693.

(b)

Referendum Property

Pursuant to an option agreement dated February 10, 2005 (the "Referendum Agreement") between the Issuer and Tom Elson Cherry ("Cherry") of Nelson BC, the Issuer has an option to acquire a 100% interest in the Referendum Property, which consists of 15 contiguous mineral claims constituted by 53 mineral units covering approximately 850 hectares (2,100 acres) located approximately 20 kilometres west of Nelson in southeastern BC.

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 Under the terms of the Referendum Agreement, to exercise the option, the Issuer has to make cash payments totalling $165,000, $5,000 of which have been paid, $5,000 of which must be paid on or before August 21, 2005, and the remaining $155,000 of which must be paid in five yearly installments on or before February 21st in each of 2006 to 2010. The Issuer must also issue 200,000 common shares to Cherry, 50,000 of which have been issued and the remaining 150,000 shares of which must be issued in three yearly installments of 50,000 shares each on or before February 21st in each of 2006 to 2008.

Upon completion of the cash and share payments, the Issuer will have earned a 100% ownership of the Referendum Property, subject to a 3.0% net smelter returns royalty ("NSR") and the requirement to issue a further 200,000 shares within 60 days after the receipt by the Issuer of a positive feasibility study on the Referendum Property. The Issuer will have the right to purchase 66 2/3% of the NSR from Cherry for $1,000,000 at any time up to 6 months following the date of the commencement of commercial production on the Referendum Property.

The Referendum Property is a grassroots property on which little work has been done to date. Management believes that the Referendum Property may possibly host mineralized deposits, primarily gold and copper.  Upon the successful conclusion of the Offering and subject to weather conditions, the Issuer intends to conduct an exploration program on the Referendum Property to determine if the Property does in fact host such mineralized deposits. The program will consist of the following components:

Component	Estimated Timetable	Estimated Cost
Research and review of existing data	From mid April to mid May 2005	$1,500
Program of geology, geochemistry and geophysics	Mid to late May 2005 to early June 2005	$43,000
Diamond drilling of 3 shallow (100 metres each) holes	Mid June 2005 to late June 2005	$49,000
Miscellaneous costs (heavy equipment, report writing, etc.)		$13,000
Total:		$106,500

(c)

Raglan Property

The Raglan Property consists of 150 mineral claims covering 6,210 hectares (13,500 acres) in the Ungava region of Northern Quebec. The Raglan Property was acquired for a cost of approximately $12,000 by the Issuer.

The Issuer entered into an option agreement with Resolve Ventures Inc. ("Resolve") dated September 19, 2003, whereby Resolve may acquire up to a 70% interest in the Raglan Property. To earn the interest in the Raglan Property, Resolve must:

a.

issue 250,000 shares to the Issuer, of which 150,000 have been issued and the remaining 100,000 shares must be issued on or before September 19, 2005;

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b.

pay $25,000 to the Issuer, of which $20,000 has been paid and the remaining $5,000 is payable on or before September 19, 2005; and

c.

incur exploration expenditures in the aggregate amount of $850,000 as follows:

i)

$100,000 on or before January 1, 2005 (incurred),

ii)

an additional $250,000 on or before January 1, 2006,

iii)

an additional $500,000 on or before January 1, 2007.

The above share and cash payments and exploration expenditures will allow Resolve to earn a 60% interest in the Raglan Property. Resolve may acquire an additional 10% interest in the Raglan Property by incurring an additional $1,000,000 of exploration expenditures on or before January 1, 2010.

Resolve has reported that results of an airborne geophysical survey completed last season have been received and are currently being evaluated, and a program for the 2005 exploration season is being formulated.

As the Raglan Property is optioned to Resolve, the Issuer does not have any present plans to conduct any work or expend money on or with respect to the Raglan Property.

4.

RISK FACTORS

1.

Risks relating to the notice of the business of the Issuer's

(a)

Mineral Exploration and Development

The Properties are in the exploration stage and are without a known body of commercial ore.  Development of the Properties will only proceed upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered on a Property, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit, once discovered, is dependent on a number factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors which are beyond the control of the Issuer.

(b)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Issuer proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.

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Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Issuer will, when appropriate, secure additional liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Issuer might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Issuer could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.  The Issuer presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire-fighting costs.

(c)

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify development of the deposit, or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer's control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Issuer may determine that it is not commercially feasible to commence or continue commercial production.

(d)

Environmental Factors and Government Regulation

All phases of the Issuer's operations will subject to environmental regulation - pursuant to the laws and regulations of British Columbia, Ontario and Canada.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Issuer's operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards may exist on the Properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the Properties.

The exploration programs which are proposed to be carried on by the Issuer on the Properties do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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(e)

Additional Financing

The Issuer does not currently have sufficient financial resources to undertake further significant exploration programs on the Properties beyond 2005, and, in particular, to undertake all of the work recommended by the Issuer's consulting geologist for the Michaud Property.  Exploration of the Properties beyond 2005 will therefore depend on the Issuer's ability to obtain additional required financing.  The Issuer has limited financial resources and there is no assurance that additional funding will be available to allow the Issuer to fulfill its obligations with respect to the Properties.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of a portion of the interests in the Properties that the Issuer could acquire.

(f)

Metal Prices

The Issuer's revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Issuer's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Issuer's operations cannot be accurately predicted.

(g)

Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Issuer competes with many companies possessing far greater financial resources and technical facilities than itself.  Competition could adversely affect the Issuer's ability to acquire suitable properties for exploration in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Issuer may, as a result, have its interest in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete recommended programs.

(h)

Governmental Regulation

Exploration and development of the Properties will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining laws;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer's operations.

12

Government approvals and permits are required in connection with the exploration activities proposed for the Properties.  To the extent such approvals are required and not obtained, the Issuer's planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Issuer, including orders calling for the curtailment or termination of operations on the Properties, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Issuer's operations and prospects.

It is not possible to, at this date, calculate what, if any, separate costs might be incurred by the Issuer in subsequent years to comply with government regulations.  Compliance with governmental regulations is included in the Issuer's regular performance of its work and the Issuer has no separate budget for, nor undertakes any separate or special efforts to, regulation compliance.

(i)

Claims Titles and Aboriginal Rights

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Issuer is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Properties.  The Issuer is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute the Issuer's rights to its interests in the Properties and the Properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

(j)

Management

The Issuer does not have any employees and its affairs are managed by its officers with assistance of the small number of non-executive directors.  Development of the Issuer will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.  The Issuer does not have employment contracts with its officers - nor does it maintain key-man life insurance on them.

(k)

Conflicts of Interest

There are no existing material conflicts of interest between the Issuer and any of its directors or officers.  However, the directors and officers of the Issuer are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Issuer, these directors and officers of the Issuer may have conflicting interests in negotiating and settling terms of such transactions.

13

Conflicts of interest affecting the directors and officers of the Issuer will be governed by the Business Corporations Act ("British Columbia") and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Issuer, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

2.

Risks relating to the nature of the Offering

(a)

While the shares of the Issuer currently trade on the Exchange, there can be no assurance that an active market for the shares will be sustained after the date hereof or that investors will be able to sell the shares should they desire to do so. Factors such as the Issuer's financial results, general conditions in the industry, the overall economy and financial markets may cause significant fluctuations in the price and trading volume of the shares.

(b)

There is no assurance of the prices at which the shares of the Issuer may trade on the Exchange in the future.

(c)

There is no assurance that when the hold periods applicable to the securities issued hereunder, if any, are expired the listing of the shares of the Issuer on the Exchange is intact and the shares could be cease traded or suspended if management of the Issuer has not fulfilled all of the obligations necessary to maintain the trading of the Issuer shares.

5.

ACQUISITIONS

The Issuer does not intend to use the proceeds of the Offering to finance the acquisition of a material asset or property that has not received prior Exchange acceptance. While the Issuer reserves the right to use some of the funds realized from the Offering to fund the investigation and/or acquisition of new assets or properties, it has not identified any such assets or properties as of the date of this Offering Document.  See Item 2 "Use of Proceeds".

6.

CORPORATE INFORMATION

The Issuer is authorized to issue an unlimited number of voting common shares without par value - of which 15,079,491 are issued at the date of this document.  All of the shares of the Issuer rank equally to dividends, voting rights and as to any distribution of assets on winding-up or liquidation.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Issuer.  None of the Issuer's currently outstanding common shares are subject to any call or assessment.  Also refer to the Issuer's AIF and Item 4.A.1 "Organization and incorporation of the Company" beginning on page 13 and Item 10 "Additional Information" beginning on page 31.

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7.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Name, Position and Place of Residence	Principal Occupations during the Past 5 Years	Number of Shares & Percentage (1)
Theodore James Malcolm Powell (2) Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.	1,383,565 (incl. 192,511 escrowed shares) 9.18% - before Offering 6.72% - after Offering (3)

Frank A. Lang Vancouver, B.C. Director and Chairman of the Board

Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies, which are four Canadian public mining companies with their head office in Vancouver, BC (the "Lang Group")

253,333 1.68% - before Offering 1.23% - after Offering

Carl R. Jonsson Vancouver, B.C. Director, Chief Financial Officer & Secretary	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Issuer; Director of various public companies	247,125 1.64% - before Offering 1.20% - after Offering

Gregory G. Crowe (2) Bowen Island, B.C. Director	President of Entree Gold Inc.; previously a Geological Consultant to numerous companies involved in mineral exploration.	23,196 0.15% before Offering 0.11% after Offering

Arthur G. Troup (2) West Vancouver, B.C. Director	Since June, 1997 President of Sultan Minerals Inc. and since September 1997, director or officer of the principal companies comprising the Lang Group.	35,100 0.23% before Offering 0.17% after Offering

(1) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.

(2) Denotes member of Audit Committee.

(3) The after Offering percentage figures shown assume the Offering of 5,500,000 Units is fully sold - but does not assume any outstanding options or share purchase warrants have been exercised.

For additional details regarding the Issuer's management, refer to the Issuer's AIF under Item 6 "Directors, Senior Management and Employees" beginning on page 23.

15

Except as disclosed below, none of the directors, officers or promoters of the Issuer is, or within five years prior to the date of the Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

i.

was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

ii.

was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with the creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

In compliance with applicable disclosure requirements:

(a)

Carl Jonsson has been, within the past 5 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company, Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded January 26, 2005.

(b)

With respect to Gregory Crowe:

-

A Cease Trade Order was issued in respect of the shares of Yuma Copper Corp. (of which Gregory Crowe is a Director) on January 2, 1998 by the British Columbia Securities Commission for failure to file Financial Statements and has not been revoked and is still outstanding.

-

Yuma Copper Corp. was delisted from the Vancouver Stock Exchange on March 1, 1999 for failure to pay its annual sustaining fees.

None of the directors, officers or promoters of the Issuer have, within ten years prior to the date of the Offering Document been subject to any penalties, or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded Issuer, or theft or fraud.

16

To the knowledge of the signatories hereto, no shareholders own beneficially, directly or indirectly, more than 10% of the voting shares of the Issuer

8.

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

(a)

The following options, share purchase warrants or other rights to acquire securities have been granted to insiders and promoters of the Issuer and are outstanding as at the date of this Offering Document:

Name

Number of Options

Expiry Date

Option Price

T.J. Malcolm Powell

340,000

November 4, 2008

$0.28

200,000

June 3, 2007

$0.30

Frank  A. Lang

  25,000

November 4, 2008

$0.28

100,000

June 3, 2007

$0.30

Carl L. Jonsson

  25,000

November 4, 2008

$0.28

50,000

June 3, 2007

$0.30

Gregory G. Crowe

  75,000

November 4, 2008

$0.28

150,000

June 3, 2007

$0.30

Arthur G. Troup

100,000

November 4, 2008

$0.28

100,000

June 3, 2007

$0.30

                         TOTAL           1,165,000

(b)

Warrants

Warrants are outstanding entitling the holders to purchase shares of the Issuer as follows:

Number of Warrants	Expiry Date	Exercise Price
2,431,800	April 30, 2005	$0.28
162,500	December 31, 2005	$0.25
200,500	March 6, 2006	$0.20
600,000	March 24, 2006	$0.20
190,875	March 24, 2006	$0.15

There are no options, share purchase warrants or other rights to acquire securities that have been granted and are outstanding other than those detailed in sub-clauses a. and b. above.

9.

SECURITIES OF THE ISSUER HELD IN ESCROW

Pursuant to an escrow agreement dated November 2, 2001, 192,511 shares of the Issuer are held in escrow as of the date of this Offering Document.  They are beneficially owned by T.J. Malcolm Powell, the Issuer's President and CEO. All of these shares will be released from escrow on May 21, 2005.  Assuming the Offering is fully sold prior to May 21, 2005, the outstanding shares held in escrow will represent approximately 1% of the issued share capital of the Issuer on completion of the Offering.

17

10.

PARTICULARS OF OTHER MATERIAL FACTS

Nil.

11.

CONTRACTUAL RIGHTS OF ACTION

If this Short Form Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the Securities Act (Alberta), or the Securities Act (British Columbia), as applicable, and it was a misrepresentation on the date of investment, the Purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the agent, who signed the Offering Document, (the "Issuer Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities.  In any such action, parties against whom remedies are sought shall have the same defenses as are available in section 131 of the Securities Act (British Columbia), or section 203 of the Securities Act (Alberta), as applicable, as if the Short Form Offering Document were a prospectus.

A Purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in section 140 of the Securities Act (British Columbia), or section 211 of the Securities Act (Alberta), as applicable have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the Purchaser may have at law.

12.

CONTRACTUAL RIGHT OF WITHDRAWAL

An order or subscription for the securities offered under this Short Form Offering  Document is not binding on a Purchaser if the dealer from whom the Purchaser purchased  the security (or the Issuer if the Purchaser did not purchase the security from a dealer ), receives, not later than two business days after the receipt by the Purchaser of the Short Form Offering Document and any Subsequently Triggered Report, written notice sent by the Purchaser evidencing the intention of the Purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the Purchaser is a member of a "professional group" as defined under the B.C. Instrument, or if the Purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the Purchaser has agreed to purchase the security, or if the Purchaser did not purchase from a dealer, such onus is on the Issuer.

Purchasers residing in Alberta will have all the rights of cancellation and withdraw provided to them by the Securities laws and regulations of Alberta.

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Purchasers residing in Alberta will have al the rights of action which are available to them under the Securities laws and regulations of Alberta.

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CERTIFICATE OF THE DIRECTORS, OFFICERS AND PROMOTERS OF THE ISSUER

The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document.  The standard for full, true and plain disclosure is the same as that required for prospectuses by the Securities Act (British Columbia), or the Securities Act (Alberta), as applicable, and the regulations thereunder.

Date:

April 29, 2005

  "FRANK A. LANG"

                                                        "ARTHUR G. TROUP"

FRANK A. LANG Director	ARTHUR G. TROUP Director
"T.J. MALCOLM POWELL"	"CARL R. JONSSON"
T.J. MALCOLM POWELL, President, Chief Executive Officer and Promoter	CARL R. JONSSON, Secretary and Chief Financial Officer

20

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the Securities Act (British Columbia), or the Securities Act (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

Date

April 29, 2005

LEEDE FINANCIAL MARKETS INC.

"J.VICTOR TABOIKA"

J. VICTOR TABOIKA,
Executive Vice President & Director